FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January - March 2003

QUARTERLY RESULTS
JANUARY – MARCH 2003

TABLE OF CONTENTS

TELEFÓNICA GROUP

Market Size

Financial Highlights

Results

Selected Financial Data

ANALYSIS OF RESULTS BY BUSINESS LINE

Fixed Line Business

Telefónica de España Group

Telefónica Latinoamérica Group

Cellular Business

Telefónica’s Cellular Business

Data Business, Solutions, and International Broadband Capacity Management

Telefónica Data Group.

Telefónica Soluciones

Telefónica Wholesale Services

Media and Content Business

Telefónica Contenidos

Corporación Admira Media

Internet Business

Terra-Lycos Group

Directories Business

Telefónica’s Directories Business

Call Centers Business

Atento Group

ADDENDUM

Companies included in each Financial Statement

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

NOTE:

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish -language version prevails.
These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

MARKET SIZE

Telefónica Group
Market Size

Unaudited figures				(Thousands)
	March		% Chg. 03/02	Weigthed (*)		% Chg. 03/02
	2003	2002		2003	2002
Lines in service (1)	43,132.7	43,057.4	0.2	37,346.5	37,226.5	0.3
In Spain	18,789.8	18,690.6	0.5	18,789.8	18,690.6	0.5
In other countries	24,342.9	24,366.8	(0.1)	18,556.7	18,535.9	0.1
Cellular customer (2)	44,248.8	33,271.5	33.0	27,755.3	24,583.6	12.9
In Spain	18,693.9	17,315.0	8.0	17,280.7	16,051.0	7.7
In other countries	25,554.8	15,956.5	60.2	10,474.6	8,532.6	22.8
Pay TV Services (3)	1,073.9	1,148.9	(6.5)	687.0	723.7	(5.1)
In Spain	733.7	808.3	(9.2)	356.8	393.1	(9.2)
In other countries	340.2	340.6	(0.1)	330.2	330.6	(0.1)
Total	88,455.4	77,477.8	14.2	65,788.8	62,533.8	5.2

(*) Weighted by the equity interest of Telefónica in each of the companies.
(1) Lines in service: includes all lines in service for Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perú, Telesp, CanTV and Telefónica Deutschland.
(2) Cellular customers: includes all cellular customers of Telefónica Servicios Móviles España, MediTelecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perú, Brasilcel, NewCom Wireless Puerto Rico, Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México, Quam y CanTV Celular.
(3) Pay TV customers: includes all pay TV customers of Vía Digital in Spain and Cable Mágico in Peru.

FINANCIAL HIGHLIGHTS

The most relevant factors to be highlighted in first quarter Telefónica Group results are as follows:
  A significant increase in net income (543.4 million euros in comparison with 121.1 million euros in 1Q02), as a result of both the solid organic growth of operations and the improvement in all items concerning non-operating results.

  The positive organic performance of operations is reflected in the 4.9% growth in revenues and the 10.9% growth in EBITDA, after eliminating the exchange rate and changes in consolidation effects.

  Revenues fell by 12.9% and EBITDA by 7.4%, heavily influenced by the exchange rates that deducted 17.2 percentage points and 18.4 percentage points from their growth rates, respectively.

  An improvement in the operating profitability of the Group, reaching an EBITDA margin of 43.6% during the period, compared with the 41.0% of March 2002. Operating profit grew in relation to the previous year for the first time since December 2001.

  Free cash flow generation (EBITDA-Capex) reached 2,218.2 million euros, a 6.0% increase, led by the growth of over 15% in Telefónica de España Group and in the cellular business.

  A reduction in net debt for the fifth consecutive quarter (a reduction of 1,030.8 million euros during the quarter) to 21,502.3 million euros.

  Broadband reached a client level of 1.7 million, recording an increase of over 100% in relation to the previous year. The Group manages over 41 million cellular clients, 11 million more than in the same period of the previous year.

TELEFÓNICA GROUP RESULTS

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by business, which basically implies that each line of activity participate in the companies that the Group holds in the corresponding business, regardless of whether said holding has already been transferred or not, even though it might be the final intent of Telefónica, S.A. to do so in the future.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

Moreover, starting in the first quarter of 2003, the results corresponding to the consolidation of the business lines of Data and of Broadband Capacity Management are published in the new line of Data, Solutions, and International Broadband Capacity Management, subdivided into the three following units: Data, Solutions, and TWIS (wholesale international IP traffic and Broadband Capacity Management business, integrating Emergia within its assets).

The Telefónica Group obtained a net income of 543.4 million euros during the first three months of the year, over four times higher than the same period during the previous year (121.1 million euros). This growth has been achieved despite the heavy depreciation of the main Latin American currencies in relation to the euro in the year-on-year comparison, which have had a direct impact on the development of revenues and EBITDA.

It is important to take into consideration that despite the negative effect of the depreciation of the main Latin American currencies in relation to the dollar compared to their first quarter 2002 level, all currencies have appreciated in relation to the dollar during the first four months of the year they have, in particular the Argentinean peso and the Brazilian real.

Non-operating profit has improved significantly versus first quarter of 2002, and operating profit (+4.1%) has increased for the first time since 2001. On the other hand, revenues (-12.9%) and EBITDA (-7.4%), would have increased 4.3% and 11.0% respectively, excluding the exchange rate effect.

Likewise, Cash Flow generation for the Group (EBITDA-Capex) has continued to grow to reach 2,218.2 million euros (+6.0% year-on-year). It is important to highlight the growth of both the Telefónica de España Group and the cellular business over 15%. Net debt has been reduced by 1,030.8 million euros since December 31st 2002, reaching the absolute figure of 21,502.3 million euros.

Non-operating result has improved at all levels in the first quarter of 2003 versus the same period 2002, due to:

  Profit from associated companies: A 60.1% improvement to –50.6 million euros, basically derived from the sale of Azul TV and ETI Austria last year, from the smaller losses of IPSE-2000, Medi Telecom and the Terra Lycos Group, and from the larger profits of Pearson and CANTV.

  Amortization of goodwill: 39.5% reduction (reaching an expense of 102.9 million euros), mainly justified by 2002 write-offs of Terra Lycos investments, and the ones made in Pearson, Iobox and Telefónica Deutschland.

  Extraordinary results: Lower negative extraordinary results (-31.5 million euros in March 2003 in comparison with –198.2 million euros a year ago), primarily explained by: 1) net capital gains related to real estate disposals by Telefónica de España for 25.7 million euros, 2) lower adjustments to the retirement and early retirement provision in Telefónica de España of 25.2 million euros, 3) reversal of the provision accounted for in 2002 to adapt treasury stock to market prices of 32.7 million euros through the revaluation of the Telefónica share reference price (the lower between that of the end of the period and the average of the last quarter) 4) registration in 2002 of the provision for the sale of Azul TV. The negative extraordinary results for 2003 are related mainly to personnel restructuring in Telesp and legal contingencies in Telefónica del Perú.

  Financial expenses: A 71.2% improvement, mostly due to the positive effect of the Argentinean peso appreciation on foreign currency debt held by the Group´s Argentinean subsidiaries on the provision for exchange rate differences. This positive effect amounted to 166.8 million euros, when last year 418.1 million euros were deducted for this same concept.

From an operational point of view, the fixed and mobile telephony and pay television client base managed by the Group rose to 82.3 million at the end of March, equivalent to a 15.2% growth in relation to March 2002. Taking the total number of clients into account, this figure rose to 88.5 million, a 14.2% increase in relation to the previous year. Cellular telephony, following the constitution of Brasilcel and the acquisition of Pegaso, and ADSL, have been the main contributors towards this increase. Thus, the cellular clients managed reached 41.8 million, 11.0 million more than a year ago, and ADSL connections have more than doubled to a total of 1.7 million (1.2 million in Europe and 0.5 million in Latin America, with annual growth rates of 124.5% and 81.9%, respectively).

Operating revenues have risen during January-March 2003 period to 6,458.9 million euros, 12.9% lower than those recorded in the same period last year. This drop has been determined by the negative fluctuations in exchange rates, which have deducted 17.2 p.p. from total growth, 2.6 percentage points more than in the fiscal year 2002. Excluding this effect and the changes in consolidation, revenues would have presented a 4.9% growth, most due to the contribution of the cellular business (+6.7%), Telefónica Latinoamérica (+7.0%) and to a lesser extent, the global data business (+8.1%), also adjusted by the abovementioned two factors.

This depreciation of Latin American currencies has mostly affected the revenues of Telefónica Latinoamérica, which has dropped by 34.0% to 1,421.8 million euros in nominal terms. This trend has caused its contribution to consolidated revenues to drop to 22.0% in March 2003, in comparison with the 29.1% weight in the same period of 2002. In constant euros, growth would have reached 7.0%, with a significant acceleration since December 2002 (+0.6%) and highlighting the growth in local currency of Telesp revenues (+14.3%).

During the first three months of the year, the cellular telephony business, second business line with highest contribution to consolidated revenues (34.1% of the total), has registered a slight drop in revenues in relation to the same period 2002 (-6.3%), to 2,199.9 million euros. Assuming constant exchange rates, the growth in revenues would have risen to 8.4%. Telefónica Móviles España, which represents over two thirds of total business revenues, grew by 1.9%, although its growth rate was reduced by lower handset sales (service revenues grew by 6.2% despite the decreases in tariffs).

The Telefónica de España Group remains the business line that contributed the most in absolute terms (2,486.5 million euros) to total revenues for the first three months of the year (38.5%). Its contribution has increased by 4.5 percentage points in just one year, despite having recorded a 1.3% drop in operating revenues, as Internet and broadband growth have not compensated for the drop in traditional and wholesale businesses.

By geographic areas, as of March 31st 2003, Spain represented 62.4% of total revenues (8.5 percentage points more than one year ago), while Latin America accounted for 32.1% of total (41.3% in March 2002). Brazil has seen its weight diminished significantly, basically due to the depreciation of its currency in relation to the euro over the past year, with a contribution at the end of the first quarter 2003 of 15.0% (21.4% one year ago).

Revenues evolution has been partly compensated for by operating expenses that reached 3,822.4 million euros during the first quarter, a 16.0% annual decline, which reflects cost containment and the achievement of efficiencies in Telefónica Group operations. It is important to notice that cost control has become more pronounced in relation to the end of 2002 (-9.0%). By removing both the variations in exchange rates and changes in consolidation, this trend is also reflected (+2.3% in March in relation to +4.1% at the end of the previous year).

Bad debt, measured by the bad debt to revenues ratio, continued to evolve positively, set at 1.7% of revenues in March 2003, compared with 2.5% one year ago. This improvement is basically explained by Telefónica de España, which bad debt to revenues ratio has been reduced by 0.5 percentage points to 1.1%, and Telefónica Latinoamérica (3.4%, 1.0 percentage points better than the previous year). With regard to Latin America, it is worth to highlight that the measures implemented by Telefónica de Argentina have been successful, allowing bad debt over revenues to improve in only one year by over 6 percentage points to fall below 3.0% in March. It must also be noticed that the improvement in that ratio also arises if it is compared with December 2002 (+0.6 percentage points), although it has increased by 0.2 percentage points in Telesp (3.9% of revenues) and 0.6 percentage points in CTC (3.2% of revenues).

The EBITDA of the Telefónica Group has reached 2,819.1 million euros in the first three months of 2003, 7.4% lower than the one obtained during the same period of the previous year, as a result of the aforementioned evolution of revenues and costs. This figure has been fully conditioned by the exchange rate effect (-18.4 percentage points). Thus, in view of an homogenous comparison of both exchange rates and changes in consolidation, EBITDA would have grown by 10.9%, with significant acceleration in relation to December (+5.4%). In terms of EBITDA margin, an important year-on-year improvement arose, reaching 43.6% during the first quarter of the year in comparison with the 41.0% of a year ago, mainly driven by the cellular telephony business margin (+6.1 percentage points to 46.2%). Furthermore, it is worth mentioning that the other business lines have also improved their margins, with the exception of the Telefónica de España Group and Telefónica Latinoamérica (-0.1 percentage points and –1.0 percentage points, respectively, to 44.6% and 47.7%).

By geographic area and at the end of the quarter, Spain continued to increase its contribution to consolidated EBITDA, providing 71.1% of the total in comparison with 62.7% one year ago. As a result of this, Latin America accounted for 30.0% of the total, 10.0 percentage points less than in March 2002, mainly due to the drop in the Brazilian peso (16.5% as of 31/03/03 –v- 23.4% as of 31/03/02).

In absolute terms, the Telefónica de España Group provided 39.4% of consolidated EBITDA in the first quarter of 2003, totaling 1,109.4 million euros, 1.6% lower than that of the same period in 2002. The cellular telephony business was the second highest contributor to absolute EBITDA (36.1% as of March 2003 vs 30.9% at the same date 2002), reaching a year-on-year growth of 8.0%, to 1,016.5 million euros. In relative terms, the latter was the business that contributed the most to EBITDA growth (+2.5 percentage points). Yet again this quarter, the evolution of Telefónica Móviles España must be highlighted, with a 12.8% increase in relation to the first quarter of 2002 and an EBITDA margin of 55.1%, 5.3 percentage points over that of a year ago.

Regarding Telefónica Latinoamérica´s EBITDA, it reached 678.9 million euros for the period January-March 2003, implying a year-on-year drop of 35.3% (providing –12.2 percentage points of consolidated EBITDA growth), although in constant euros it would have grown by 6.8%, supported by Telesp and Telefónica de Argentina, which grew by 7.8% and 15.7%, respectively, in local currency.

The operating profit during the first three months of the year grew by 4.1% year-on-year, totaling 1,258.1 million euros, this being the first time that a positive variation was shown since 2001, when it grew by 9.5% in comparison with the year 2000. This performance is mainly due to the reduction in amortizations on the first quarter 2002 (-15.0%), due to the exchange rate impact (excluding this effect, amortization would have grown by 5.2% during this same period). Assuming constant exchange rates and changes in consolidation, the operating profit would have grown by 21.7%.

Total net financial expenses rose to 246.2 million euros in March 2003, including a 166.8 million euros income from the appreciation of the Argentinean peso. Isolating this effect, financial net results rose to 413.0 million euros, indicating a drop in relation to the previous year comparable financial net results (438.0 million euros) of 5.7%.

Net debt of the Telefónica Group reached 21,502.3 million euros at the end of March 2003, 4,654 million euros of which were located in Latin American companies. The reduction of 1,030.8 million euros in relation to consolidated debt at the end of financial year 2002 (22,533.1 million euros) arose from the generation of 1,457.5 million euros in operating cash flow for the Group, the 423.2 million euros drop in value of debt not denominated in euros due to the appreciation of the euro against the dollar and to certain Latin American currencies. This reduction in debt was partly offset by the 462.9 million euros of financial investments for that period, in addition to a 386.9 million euros increase in debt, which was caused by changes in consolidation as well as other effects.

Minority interests changed from positive to negative in relation to the first quarter 2002 to give a negative figure of 19.8 million euros (in March 2002, it gave a positive of 84.9 million euros). This variation was due to various factors, including in particular: 1) the fewer losses of Terra Lycos and the cellular telephony business (highlighting Quam), 2) the change in consolidation criteria by Atlanet (consolidated by equity method since July 2002) and 3) the issue of the preferred shares in December 2002.

The cumulative Capex for the first quarter has risen to 600.9 million euros, which implies a 36.9% drop in relation to the same period last year (-25.2% without taking the exchange rates effect into account). This decrease in investment activity was produced generally in all business lines, although this trend has been smoothen in relation to end of the previous year, except for Telefónica de España (-31.1% year-on-year in January-March 2003 in comparison with –7.4% year-on-year in 2002). Thus, Telefónica Latinoamérica presented a 55.5% drop in Capex as of March (-77.5% in December 2002). However, the importance of investment seasonality must be taken into account and, therefore, this evolution must not be extrapolated for the coming quarters.

The average workforce in the first quarter was placed at 153,212 employees in comparison with 159,834 employees during the same period of the previous year, mainly due to the staff reductions in Telefónica Latinoamérica and Telefónica Móviles.

The impact of devaluation of the Argentinean peso during the first quarter 2003 in terms of net income has been positive, set at 111.2 million euros in the profit and loss account and higher “Translation differences in consolidation” of the Shareholder Equity caption for 85.8 million euros. This is the result of the appreciation of the Argentinean peso from US$1 for 3.37 pesos (1 euro for 3.53 pesos) to US$1 for 2.96 pesos (1 euro for 2.98 pesos) during the first quarter of the year. During the same period of the previous year, the adjustment was negative, at 254.4 million euros in the profit and loss account.

As of March 31st, the exposure of the Telefónica Group in the different Argentinean companies is 1,164.1 million euros, this amount including equity value, goodwill and internal financing attributable to these investments (once incorporated the losses before any fiscal effect).

The matters still not resolved, that could affect to the Group investments in Argentina, include the necessary renegotiation with the Argentine Government of future tariffs due to the effect of the provisions of Law 25.561. Accordingly, although the book value of the fixed assets was maintained on the basis of estimates based on the information currently available, neither the results of the negotiations relating to tariff levels nor, therefore, the future sales revenues and net cash flow can be predicted.

Given that the aforementioned circumstances had not occurred at the date of preparation of these consolidated financial statements and that it is not certain that they will occur, it was not possible to quantify their effect, if any, on the consolidated financial statements as of December 31, 2002.

SELECTED FINANCIAL DATA

Telefónica Group
Selected Financial Data

Unaudited figures	(Euros in millions)
	January-March		% Chg. 03/02
	2003	2002
Operating revenues	6,458.9	7,418.6	(12.9)
EBITDA	2,819.1	3,044.7	(7.4)
Operating profit	1,258.1	1,208.1	4.1
Income before taxes	827.0	(143.0)	c.s.
Net income	543.4	121.1	348.9
Net income per share	0.1	0.0	348.9
Avg. Nº of shares, millions (1)	5,057.0	5,057.0	0.0

(1) Average number of shares in the period, considering the effect of free capital increases funded by reserves that did not produce any variation of equity structure since January 1 of each year. Including the shares corresponding to the capital increases funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003 and on April 24, 2003. Accordingly, there were 5,057,032,001 shares outstanding at the end of the period.

Telefónica Group
Results by Companies

Unaudited figures							(Euros in millions)
	REVENUES			EBITDA			OPERATING PROFIT
	January-March			January-March			January-March
	2003	2002	% Chg.	2003	2002	% Chg.	2003	2002	% Chg.
Telefónica de España G.	2,486.5	2,518.7	(1.3)	1,109.4	1,126.9	(1.6)	449.7	448.1	0.4
Cellular Businesses	2,199.9	2,348.8	(6.3)	1,016.5	940.8	8.0	640.5	580.2	10.4
Telefónica Latinoamérica G.	1,421.8	2,155.1	(34.0)	678.9	1,050.0	(35.3)	272.3	419.0	(35.0)
Telefónica Data Global	409.6	465.4	(12.0)	58.2	1.9	n.s.	(1.8)	(78.5)	(97.7)
Terra-Lycos G.	114.5	159.5	(28.2)	(19.6)	(46.8)	(58.2)	(39.0)	(87.2)	(55.3)
Directories Business	66.7	68.0	(1.9)	10.0	6.9	45.3	3.6	(0.5)	c.s.
Media and Content Business	372.3	217.8	70.9	36.7	6.8	441.8	22.0	(9.0)	c.s.
Atento G.	122.5	156.4	(21.7)	13.6	10.4	31.0	(0.2)	(12.9)	(98.2)
Others affiliates	129.0	244.6	(47.2)	(59.6)	(37.7)	58.0	(80.6)	(51.6)	56.1
Eliminations	(863.9)	(915.7)	(5.7)	(25.1)	(14.5)	73.3	(8.3)	0.6	c.s.
Group	6,458.9	7,418.6	(12.9)	2,819.1	3,044.7	(7.4)	1,258.1	1,208.0	4.1

Telefónica S.A.
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January-March
	2003	2002	% Chg.
Operating revenues	6,458.9	7,418.6	(12.9)
Internal expend capitalized in fixed assets (1)	102.2	102.4	(0.2)
Operating expenses	(3,695.4)	(4,344.8)	(14.9)
Supplies	(1,439.2)	(1,774.9)	(18.9)
Personnel expenses	(1,166.0)	(1,273.0)	(8.4)
Subcontracts	(985.3)	(1,174.0)	(16.1)
Taxes	(105.0)	(123.0)	(14.6)
Other net operating income (expense)	(46.6)	(131.4)	(64.5)
EBITDA	2,819.1	3,044.7	(7.4)
Depreciation and amortization	(1,560.9)	(1,836.6)	(15.0)
Operating profit	1,258.1	1,208.0	4.1
Profit from associated companies	(50.6)	(126.8)	(60.1)
Financial net income (expense)	(246.2)	(856.1)	(71.2)
Amortization of goodwill	(102.9)	(170.0)	(39.5)
Extraordinary net income (expense)	(31.5)	(198.2)	(84.1)
Income before taxes	827.0	(143.0)	c.s.
Income taxes	(263.8)	179.1	c.s.
Net income before minority interests	563.2	36.1	n.s.
Minority interests	(19.8)	84.9	c.s.
Net income	543.4	121.1	348.9
Average shares (millions) (2)	5,057.0	5,057.0	0.0
Net income per share	0.1	0.0	348.9

(1) Including work in process.
(2) Average number of shares in the period, considering the effect of free capital increases funded by reserves that did not produce any variation of equity structure since January 1 of each year. Including the shares corresponding to the capital increases funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003 and on April 24, 2003. Accordingly, there were 5,057,032,001 shares outstanding at the end of the period.

Telefónica S.A.
Consolidated Balance Sheet

Unaudited figures	(Euros in millions)
	March		% Chg. 03/02
	2003	2002
Subscribed shares not paid-in	253.9	350.4	(27.5)
Long-term assets	48,641.2	62,140.9	(21.7)
Start up expenses	465.9	725.8	(35.8)
Intangible net assets	7,519.0	17,100.3	(56.0)
Fixed net assets	26,330.2	34,987.7	(24.7)
Investment	14,326.0	9,327.1	53.6
Goodwill on consolidation	6,455.7	8,769.2	(26.4)
Deferred expenses	790.0	690.4	14.4
Current assets	11,591.9	13,719.2	(15.5)
Inventories	694.4	839.5	(17.3)
Accounts receivable	5,808.4	8,753.4	(33.6)
Short-term investments	3,511.7	2,958.5	18.7
Cash and banks	948.8	651.7	45.6
Others	628.7	516.1	21.8
Assets = Liabilities	67,732.8	85,670.1	(20.9)
Shareholder's equity	17,672.7	24,845.9	(28.9)
Minority interests	5,691.1	7,351.9	(22.6)
Badwill on consolidation	10.8	10.2	6.0
Deferred income	916.0	1,340.9	(31.7)
Provisions for risks and expenses	7,758.2	5,720.8	35.6
Long-term debt	21,422.9	25,921.5	(17.4)
Accrued taxes payable	1,511.6	1,412.7	7.0
Short-term debt including current maturities	4,648.0	9,126.0	(49.1)
Interest payable	365.2	356.8	2.3
Other creditors	7,736.2	9,583.4	(19.3)
Financial Data
Consolidated net debt (1)	21,502.3	28,684.0	(25.0)
Consolidated debt ratio (2)	45.5%	45.0%	0.5p.p.

(1) Net debt: Long-term debt (excluding debt with minority partners) + Short-term debt including current maturities - Short-term and Long-term investments - Cash and banks.
(2) Debt ratio: Net debt /(Shareholders' equity + Minority interests + Deferred income + Accrued taxes payable + Net debt)

Telefónica S.A.
Exchange Rates Applied

	March
	2003	2002
US Dolar/ Euro	1.073	0.876
Argentinean Peso/ Euro	3.395	1.774
Chilean Peso/Euro	787.402	574.713
Brasilian Real/ Euro	3.739	2.087
Peruvian Sol/ Euro	3.731	3.020
Mexican Peso/Euro	11.553	7.913

Note: These exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros. P&L accounts for subsidiaries that use inflation adjusted accounting criteria (México, Chile, Perú, Colombia y Venezuela), are first converted to US dolars at the closing exchange rate, and then the conversion into euros is made according at the average exchange rate.

Telefónica S.A. Group
Change in Debt

Unaudited figures		(Euros in millions)
		March 2003
I	Cash flows from operations	2,833.0
II	Other payment related to operating activities	(189.0)
III	Net interest payment	(394.0)
IV	Payment for income tax	(34.6)
A= I+II+III+IV	Net cash provided by operating activities	2,215.4
V	Net payment for investment in fixed and intangible assets	(736.0)
VI	Net payment for financial investment	(462.9)
B= V+VI	Net cash used in investing activities	(1,199.0)
C	Dividends paid	(21.9)
D= A+B+C	Free cash flow after dividends	994.5
E	Effects of exchange rate changes on net debt	(423.2)
F	Effects on net debt of changes in consolidation and others	386.9
G	Net debt at beginning of period	22,533.1
H= G-D+E+F	Net debt at end of period	21,502.3

Telefónica S.A. Group
Operating Cash Flow

Unaudited figures		(Euros in millions)
	March 2003
EBITDA	2,819.1
- CAPEX accrued during the period (EoP exchange rate)	(600.9)
- Other payments related to operating activities	(189.0)
- Net interest payments	(394.0)
- Income tax payment	(34.6)
- Investment in working capital	(158.3)
+ Cash received from fixed assets	37.0
- Net payment for financial investment	(462.9)
- Payment of Dividends	21.9
= Free Cash Flow after dividends	994.6

ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

TELEFÓNICA DE ESPAÑA GROUP

The financial results of Telefónica de España Group during the first quarter of 2003 reflected better performance than was expected, due primarily to the lower operating expenses incurred in the period. The improved efficiency achieved is the result of the ongoing effort being made to advance in the process of transforming the company in line with the evolution of the fixed telephony market in Spain.

There will be a moderate increase in operating expenses in the course of the year in order to lessen the effects of the increased competition and to capture opportunities for growth, which will mean that revenues and EBITDA will remain within the range we have forecast. The main factor that will determine this evolution will be the growth of the Broadband business, which will partly offset the reductions in revenues from voice traffic.

Within the operating framework, competitors have captured the 7.9% direct access market share. This resulted in a decrease of 96,968 PSTN and ISDN basic access lines in the first quarter of 2003, 21% less than the average quarterly loss in 2002. In addition, Telefónica de España's share of the voice traffic market suffered a 1.4 percentage point fall to 80.6% in the first quarter of 2003.

Preselected lines amounted to 1,868,750, of which 84.1% (1,571,832) were globally preassigned and also carry local traffic. The number of preselected lines rose by 90,678 in the first quarter of 2003, significantly below the quarterly average for 2002, which stood at 108,800 lines.

The estimated total volume of traffic processed by the Telefónica de España network was 35,607 million minutes, 1.8% less than in the first quarter of 2002. Outgoing traffic (voice + Internet) accounted for 64.7% of the total traffic at 23,038 million minutes, representing a year-on-year decrease of 8.0%. Outgoing voice traffic amounted to 14,821 million minutes, 6.6% less than in the first quarter of the previous year. All types of outgoing voice traffic decreased in comparison with the previous year except for fixed-to-mobile traffic, which rose by 5.8%, and the Intelligent Network traffic (IRIS) up by 7.8%. Thus, local traffic fell by 10.8%, provincial traffic by 2.7%, DLD traffic by 5% and international traffic by 5.5%. The number of outgoing minutes to the Internet at March 31, 2003, amounted to 8,217 million, 10.5% less than in March 2002. Finally, incoming traffic rose by 12.1% to 12,568 million minutes.

Subscribers were signed up to a total of 3,946,355 of Telefónica de España’s franchised plans at the end of the period, reflecting a reduction of 71,540 plans in the quarter. As for the traditional services related plans, it should be mentioned that the number of subscribers to local traffic plans fell by 70,115 in the first three months of the year. This performance was due to the fact that Telefónica de España was unable to launch any new discount plans during the second half of 2002 because the Spanish Economy Ministry haven´t approved them. However, it should be pointed out, the approval of fourteen new discount plans last April the twenty fourth, which will enable Telefónica de España to regain part of its commercial flexibility.

As regards Value-Added Services, the number of voice mailboxes rose to 11,205,665 (up by 7.7% year-on-year), of which 6,910,402 had generated at least one call per month, and the Caller ID Service had 5,298,363 subscribers (51.2% more than at the same date in 2002). The number of text messages sent via Telefónica de España's new service which allows text messages to be sent from a fixed telephone line, has shown a positive growth trend since it was recently launched and 767,137 messages had been sent by the end of March.

The number of ADSL lines stood at 1,136,118 at the end of the quarter, 178,915 net accesses being added in the last quarter. This growth was the result of Telefónica de España's marketing of the retail ADSL service, which continued to perform solidly, with the addition of 135,756 new accesses in the quarter, giving a total of 742,173 connections at the end of March. These figures place Spain at the forefront in Europe as regards broadband penetration, which is a vital factor for the full development of the Information Society. The rate of daily installations remained high, driven by the customer acceptance of the self-installation kit, which was used by 64.8% of the total number of Telefónica de España’s retail accesses activated in the first quarter of 2003. In addition, a major effort was made in marketing broadband services on top of connectivity, which has succeeded in achieving 48,323 ADSL Solutions and 22,732 Net Lan (ADSL head-offices and remote accesses) that are fully operational.

The Telefónica de España Group’s operating revenues amounted to 2,486.5 million euros as of March, representing a decrease of 1.3% from those obtained in the same period in the previous year.

The revenues corresponding to the parent company, which accounted for 96.8% of the Group's total, fell by 1.5% due to the fact that growth in revenues from Internet and Broadband services (up by 32.8%) did not fully offset the loss in revenues from traditional services (down by 2.6%) and wholesale services (down by 9.2%). It is important to point out that the proportion of recurring fixed revenues (monthly fees plus franchised plans and flat rates) accounted for 52.4% of the total amount, 4.3 percentage points more than in December 2002.

Traditional business, with revenues of 1,880.8 million euros, was down by 2.6%, reflecting both the loss in direct and indirect access market share mentioned earlier, and the impact of the tariff reductions imposed by last year's Price-Cap, which took effect in November 2002. The general reduction in tariffs planned for this year is 2%, under the current Price-Cap regime (CPI minus 4%), which excludes the monthly fee for the PSTN lines. Effective revenues from voice usage were 8.4% lower than in the same period of 2002, as a result of the 1.5% fall in the effective average revenue per minute due to the reduction in tariffs and the decline in the number of voice minutes with respect to the previous year. On the other hand, revenues from client network accesses increased by 3.3%, due primarily to the increase in the monthly fee for the PSTN lines, which came into effect in January 2003 (+8.0% up to 12.62 euros).

The Internet and Retail Broadband business obtained revenues of 191.1 million euros (32.8% more than the previous year) due, primarily, to the 125.0% growth in Broadband revenues, which amounted to 111.1 million euros. This revenue growth was driven by Telefónica de España's success in marketing the retail ADSL service, which offset the fall in narrowband Internet revenues (down by 15.4% year-on-year), caused fundamentally by the migration of switched Internet traffic to ADSL and the increase of traffic during off-peak periods as a result of the Internet flat rates.

The revenues from the Wholesale business amounted to 334.6 million euros, a decrease of 9.2% due to the reduction in interconnection prices and the application of the capacity-based interconnection model pursuant to the Reference Interconnection Offer -OIR- 2001, and to the lower growth in incoming traffic in comparison with that of the previous year (up by 12.1% and 16.5% in the first quarters of 2003 and 2002, respectively).

Telefónica de España Group’s operating expenses amounted to 1,399.2 million euros, 0.6% less than the previous year, primarily as a result of the reductions in supplies and external services & others.

Telefónica de España Group’s supplies expenses totaled 573.2 million euros, 6.7% lower than in March 2002. The variation in these expenses was mainly determined by the evolution of interconnection expenses at Telefónica de España parent company (65.9% of total supplies expenses), which registered a decrease of 2.3% as of March 31, related to fixed-to-mobile interconnection following the reduction in mobile operators' termination prices in November, and despite the fact that those for fixed-to-fixed interconnection continued to show strong growth.

Telefónica de España Group’s expenses for external services & others amounted to 226.0 million euros, virtually the same as the previous year (-0.4%). This trend was primarily the result of the lower commercial and network expenses in the quarter at Telefónica de España parent company, which were partially offset by the 37.5% rise in these expenses at Telyco reflecting the effect of the advertising campaigns as from September 2002. In the course of 2003, and more specifically with effect from the second quarter, positive year-on-year variations in these expenses are expected as a result of the planned level of activity associated with the different services and the launch of marketing campaigns.

Telefónica de España Group’s personnel expenses amounted to 557.7 million euros, representing an increase of 6.5%. Those of the Telefónica de España parent company, which accounted for 97.9% of the total, increased by 6.8%, reflecting the impact of two effects: that of the allocation of a provision associated with the estimated increase in salaries in 2003, and the review of the 2002 salary increase to bring pay into line with the real rate of inflation in 2002, which was 4% instead of the initially forecast 2.0%. At the end of the period, Telefónica de España operating company had a workforce of 40,634 employees, representing a year-on-year decrease of 0.4%.

Under other operating expenses, bad debt provisions at the end of March were down by 31.6% and represented 1.1% of operating revenues.

Telefónica de España Group’s EBITDA amounted to 1,109.4 as of March, down by 1.6% as a result of the decrease in revenues and expenses in the period.

As regards the Group's EBITDA Margin, it amounted to 44.6% (up by 0.6 percentage points on December 2002 and down by 0.1 percentage points on January-March 2002), while that of the parent company stood at 46.0% (down by 0.4 percentage points from the first quarter of the previous year and 0.3 percentage points higher than in December 2002).

At 449.7 million euros, the operating profit was 0.4% higher as a result of the variation in amortization and depreciation in the quarter, which were 2.8% lower than in the previous year.

Capex by Telefónica de España Group in the first quarter of 2003 amounted to 285.0 million euros, representing a year-on-year decrease of 31.1%. Given the seasonal nature of the investments, this decrease cannot be extrapolated to the year as a whole.

At the parent company, the main feature was the increase in investments aimed at transforming the business, fundamentally the rollout of ADSL and the new broadband services, which made up 54.5% of the total figure, while the remaining 45.5% was allocated to investment in traditional services (PSTN, ISDN, circuits, etc.).

The free cash flow generation (EBITDA – CAPEX ) at Telefónica de España Group amounted to 824.4 million euros, up by 15.6% as a result of the evolution of EBITDA and the significant reduction in investment.

Telefónica de España
Operating Revenues (Individual)

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg.
Traditional Services	1,880.8	1,930.0	(2.6)
Client network access (1)	740.0	716.2	3.3
Voice usage (Net total) (2)	854.9	933.7	(8.4)
Local	215.1	233.1	(7.7)
Provincial	69.9	72.8	(3.9)
Domestic long distance	118.7	133.1	(10.8)
International long distance	59.0	67.0	(12.0)
Fixed to mobile	304.0	334.3	(9.1)
IRIS and others (3)	88.3	93.5	(5.6)
Handsets sales and maintenance	174.8	168.9	3.5
Leased circuits and TV broadcasting	35.8	31.4	14.0
Other business lines (4)	75.2	79.8	(5.8)
Internet and Broadband Services	191.1	143.9	32.8
Narrowband	80.0	94.5	(15.4)
Broadband (retail)	111.1	49.4	125.0
Wholesale Services	334.6	368.6	(9.2)
National interconnection	85.8	88.0	(2.5)
Wholesale ADSL (Megabase and GigADSL)	35.4	22.0	60.8
International operators services	67.7	81.9	(17.2)
Other national operators services (5)	145.6	176.7	(17.6)
Total operating revenues	2,406.5	2,442.6	(1.5)

(1) Revenues derived from monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services), public telephone booths and network services.
(2) Voice usage net of discounts, foreign participation (international long distance) and payments to Intelligent Network providers.
(3) Services included: Intelligent Network services, Special Valued Services and others.
(4) Special Projects, Services agency and others.
(5) Services included: Commercial wholesale services (access, carrier and maintenance), wholesale leased circuits, other IP services and ULL.

Telefónica de España Group
Selected Operating Data

Unaudited figures
	March		% Chg. 03/02
	2003	2002
Lines in service (thousands)	18,789.8	18,690.6	0.5
PSTN lines (thousands)	15,361.6	15,937.9	(3.6)
ISDN equivalent basic access (thousands)	1,763.7	1,660.1	6.2
ISDN equivalent primary access (thousands)	416.3	451.9	(7.9)
2/6 Accesses for PBX and Ibercom (thousands)	112.0	113.2	(1.0)
ADSL connections (thousands)	1,136.1	527.6	115.3
Employees	40,634.0	40,810.0	(0.4)
Traffic (millions of minutes)	35,607.0	36,264.0	(1.8)

Note: A change in the calculation of Equivalent Lines in Service has been introduced beginning the first quarter of 2003. The following equivalences are applicable: PSTN (including Public Use Telephony) (x 1) - ISDN Basic accesss (x 2) - ISDN Primary accesss (x 30) - 2/6 Accesses (x 30) - ADSL Lines (x1). The 2002 figures are presented with the same criteria.

Telefónica de España Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg.
Operating revenues	2,486.5	2,518.7	(1.3)
Internal expend capitalized in fixed assets (1)	35.4	41.0	(13.7)
Operating expenses	(1,399.2)	(1,408.3)	(0.6)
Other net operating income (expense)	(13.3)	(24.5)	(46.0)
EBITDA	1,109.4	1,126.9	(1.6)
Depreciation and amortization	(659.7)	(678.8)	(2.8)
Operating profit	449.7	448.1	0.4
Profit from associated companies	(0.4)	(0.3)	47.3
Financial net income (expense)	(116.9)	(101.7)	14.9
Amortization of goodwill	(0.1)	(1.2)	(93.6)
Extraordinary net income (expense)	(0.3)	(66.1)	(99.5)
Income before taxes	332.0	278.8	19.1
Income taxes	(92.9)	(46.3)	100.8
Net income before minority interests	239.1	232.5	2.8
Minority interests	0.0	0.0	n.s.
Net income	239.1	232.5	2.8

(1) Including works in process

TELEFÓNICA LATINOAMÉRICA GROUP

In the first quarter of the year, exchange rates for the currencies where Telefónica Latinoamérica has a presence experienced appreciation versus US dollar, except for the Chilean peso, which depreciated slightly (-1.8% closing exchange rate). The behavior of the Argentinean peso (+13.8% closing exchange rate) and of the Brazilian real (+5.4% closing exchange rate) and more moderate behavior of the Peruvian nuevo sol (+1.1% closing exchange rate) stood out. It should be pointed out, however, that the appreciation of the euro versus US dollar (+3.9%) since last December diminished this positive effect.

It is important to note that, following the end of the quarter and throughout the month of April, Latin American currencies accelerated their appreciation in relation to the dollar, particularly the Argentine peso and the Brazilian real.

In spite of the appreciation versus the dollar recorded by practically all the Latin American currencies since the start of the year, all of them showed significant year-on-year depreciation versus the dollar: 31.8% for the Brazilian real (average exchange rate), 36.1% for the Argentinean peso (average exchange rate), 10.3% for the Chilean peso (closing exchange rate), and 0.9% for the Peruvian nuevo sol (closing exchange rate). Added to this was the year-on-year depreciation in the average exchange rate for the dollar versus the euro of 18.3%, which negatively affected the accounts of Telefónica Latinoamérica, whose revenues at the end of March amounted to 1,421.8 million euros, which implied a year-on-year drop of 34.0%. Excluding exchange-rate effects, company revenues experienced growth of 7.0% (versus growth of 0.6% in constant currency for the group in fiscal year 2002), thanks to the growth in revenues in local currency of Telesp (+14.3%, due to the introduction of new services and the rate increase in June 2002) and TdP (+5.2% due to the increase in interconnection revenues), which have offset the drops in revenues of TASA (-0.6%, mainly due to the loss of lines), and CTC (-9.6% affected by the change in the consolidation method of Sonda since September 2002; excluding this effect, CTC revenues grew by 2.6% in local currency, due mainly to the indexing of rates).

At the level of total operating expenses (765.2 million euros), Telefónica Latinoamérica registered a 33.6% drop, which translated into growth of 5.8% at constant exchange rates, since increases are recorded at the operating expense level in local currency at Telesp and TdP due to greater activity, which were unable to be offset by cost savings at TASA (-17.6%), thanks to the strong control of expenses and to the lower levels of bad debts, and at CTC (-13.0%, which converts into an increase of 5.9% excluding the Sonda effect).

The negative evolution in exchange rates subtracted more than 40 percentage points from the growth in EBITDA of Telefónica Latinoamérica, which totaled 678.9 million euros, 35.3% lower than in the first quarter of 2002, but that showed an increase of 6.8% at constant exchange rates, versus the 3.4% drop recorded in 2002. Telesp and TASA showed significant growth at the EBITDA level (+7.8% and +15.7%, respectively), which offset the drops for TdP (-1.0%) and for CTC (-5.3%, which dropped to –2.2% if the Sonda effect is excluded).

This positive evolution in EBITDA, along with the low growth in depreciation (+1.3% at constant exchange rates), allowed the company to achieve an operating profit 15.2% greater in constant currency than the one registered in the same quarter in 2002.

In the first quarter of 2003, Telefónica Latinoamérica recorded negative extraordinary results of 38.6 million euros, among which, recorded as most significant items, were the costs associated with the restructuring of staff at Telesp (12.4 million euros), as well as provisions for contingencies, mainly labor and fiscal ones, at TASA and TdP.

Financial results, -1.1 million euros, with a year-on-year reduction of 99.8%, were positively affected by the appreciation of the Argentinean peso versus the dollar in the first quarter of the year, which implied that the adjustment in the Argentinean debt (TASA, THA, and Cointel) at the closing exchange rate in the period (2.96 pesos per dollar) was positive in the amount of 132.4 million euros, versus the negative adjustment of 371.6 million euros recorded for this item in the first quarter of 2002. Excluding the effect of exchange differences generated for all the currencies, the financial result for Telefónica Latinoamérica experienced a drop of 31.4% to 112.3 million euros.

Income before taxes was 218.1 million euros, which, after deducting corporate tax and minority interests, placed the net income at 107.2 million euros, versus a loss of 72.6 million euros in 2002.

The aggregate free cash flow of the operators was 419.1 million euros, emphasizing the restrictive CAPEX policy that the operators have implemented. Thus CAPEX were reduced by 55.5% in euros, to 107.6 million euros.

At the end of this first quarter, Telefónica Latinoamérica manages 21.6 million lines. A slight fall was recorded versus the same period in the prior year (-0.4%) mainly due to the decreases in PSTN lines at TASA (-2.5%) and CTC (-4.6%), partially offset by the strong growth in the ADSL business of all the operators. It should be pointed out that the improvement in plant recorded over the last few months of 2002 was sustained at TASA, thanks to the control of the number of disconnections due to line-recovery measures (“zero line”, “control line”, and “reclaim line”).

The significant commercial effort made by the operators in the broadband business is reflected in the strong increase in the number of users, which went from 273,329 in March 2002 to 497,244 in March of this year. Just in this first quarter, the number of users increased by 41,108, with special mention to Telesp and CTC, with 16,025 and 11,897, respectively.

In March, the operators’ aggregate workforce (permanent staff) was 22,943 employees (24,471 considering the subsidiaries consolidated in TdP). The reduction in jobs implemented at Telesp (1,350 severances with incentives) stood out in the quarter.

BRAZIL

On 7 March Telesp began to operate outside of São Paulo, so that it now provides long distance service throughout Brazil. The market shares in São Paulo for intrastate (87%) and interstate (42%) domestic long distance continued to evolve positively with improvements of 4 percentage points and 6 percentage points, respectively, during the quarter. In ILD from São Paulo, moreover, a slight improvement in market share was also noted of 1 percentage point in the quarter, to reach 33% in March.

Telesp ended the first quarter of 2003 with 12,413,480 lines in service (excluding ADSL lines), showing a year-on-year drop of 1.3%, since in the quarter it experienced a negative net gain of –92,408 lines, as a result of a high number of cancellations due to the application of stricter late-payment control measures.

The broadband business continued to experience significant growth, reaching 349,306 ADSL users at the end of March 2003, after an increase this quarter of more than 16,000 users.

Telesp’s operating revenues in the first quarter showed year-on-year growth of 14.3% in local currency, driven by the increase in long distance revenues (+70.8%), by the rate increases in monthly fees and measured traffic rates last June, as well as by the greater fixed-mobile rate applied since last February, which have allowed an increase of 7.8% in local telephone revenues in spite of the drop of 1.7% in its average billable plant. Moreover, the greater revenue from ADSL reinforced this growth after the increase in the average plant of 66.0% and the start of operations of the new long-distance business.

Operating expenses at the end of the first quarter of 2003 grew by 18.9% (+11.9% excluding interconnection expenses). The growth in operating expenses was explained by the higher expense in interconnection, by the long-distance business, as well as by the rate adjustments for third-party services and the new plant maintenance contract that implied a higher level of outsourcing of this activity, and the transfer from part of the investment to expense. Furthermore, an increase was recorded in the provision for bad debts (to 3.9% over revenues), due to the application of stricter provision policies given the slight worsening observed in client payment behavior.

With this evolution in operating revenues and expenses, in the first quarter of 2003 Telesp had an EBITDA of 349.7 million euros with year-on-year growth of 7.8% in local currency.

Extraordinary results totaled –15.4 million euros coming mainly from the cost associated with the workforce-restructuring program, which affected 1,350 employees in the quarter.

CAPEX at the end of the quarter decreased by 24.6% in local currency affected by the delay in the tender of some contracts. Given all of this, free cash flow increased by 28.6% in local currency for the year, ending at 191.5 million euros.

At the end of March, Telesp had 8,245 employees, with a ratio of 1,548 lines per employee, 27.7% greater than in March 2002.

ARGENTINA

In comparison with the worsening registered in 2002, the economic situation of Argentina in the first quarter of 2003 remained relatively stable, with a controlled inflation rate (+2.5% growth as of March) and a currency that appreciated by 13.8% in relation to the dollar during the quarter.

This improved economic environment promoted the recovery of operative indicators that experienced a severe decline throughout 2002, partly compensating for the freezing of tariffs since January 2002. Thus, the PSTN lines, although remaining 2.5% below the plant of March 2002, has increased 15,561 lines since December 2002. Additionally, local traffic per line and day has increased by 1.3% year-on-year, mostly encouraged by fixed-to-fixed traffic. It is also important to note the strong increase in prepaid traffic (+17.1% in relation to 2002) in line with the migration policy to prepaid products and modalities in basic telephony implemented in 2002 (as of March, the prepaid plant involved 26.5% of the plant in service, 2.7 percentage points more than in 2002).

As a result, operating revenues of TASA have fallen only 0.6% year-on-year in local currency, favored by the elimination of discounts on long-distance services, which have led to a 14.9% increase in domestic long distance revenues. On the other hand, the determining factor of TASA operating profit has been the aggressive cost reduction and control policy, which has enabled the reduction of operating costs by 17.6% in relation to 2002, despite the devaluation of the peso in relation to the dollar. The effective management of bad debts with the launch of specific products into the market aimed at maximizing debt recovery and ensuring the maintaining of profitable clients must be noted. Thus, the bad debt provision over revenues registered was below 3% as of March, in comparison with 9.4% during the first quarter of 2002.

This management model adopted in 2002, which is focused on the cost control, has enabled TASA to obtain an EBITDA of 105.8 million euros in the first quarter of the year, 15.7% above that of the first quarter of 2002 in local currency, as well as to improve its EBITDA margin, which was placed at 59.4%, an improvement of 8.4 percentage points in comparison with March 2002.

Additionally, TASA continued with a restrictive investment policy as part of the cash flow control policy implemented by the company. This policy, together with the improvement in EBITDA, has led to a free cash flow of 67.3 million euros, 13.9% higher in local currency than that obtained during the same period in 2002.

At the end of March, TASA employed 8,070 workers, 6.9% less than in the same period in 2002, with a line/employee ratio of 524 (+5.0% year-on-year).

CHILE

At the end of March, Telefónica CTC Chile had a plant in service of 2.7 million lines, having recorded a 4.6% decrease in PSTN lines due to the disconnection of lines with bad debt problems. This drop was partially offset by the growth in the number of ADSL users that, at the end of March, was over three times the number of clients recorded in March 2002, having recorded a net gain of 11,897 users in the quarter, to reach over 66,000 clients. On the other hand, the ADSL access market share improved by 4 percentage points in relation to the previous year to reach 30%.

In the long distance market, although the decrease in traffic continued (-7.8% DLD and -3.6% ILD), due to a large extent to the cellular telephony substitution effect, the company remained in top position, reaching a 39.0% market share in DLD and 30.9% in ILD.

The year-on-year comparison of CTC's financial results is affected by the sale of 25% of Sonda last September, when the 35% stake still held by CTC started to be consolidated by the equity method. Thus, operating revenues of 221.5 million euros fell by 9.6% in local currency, although if the effect of Sonda is excluded, they grew by 2.6%, particularly noteworthy being local business revenues through higher tariffs and ADSL revenues through a greater number of users.

Operating expenses increased by 5.9% in local currency, excluding the Sonda effect, underlining particularly the reduction in personnel expenses (-14.0% in local currency) as a result of the workforce restructuring program last year, which has been offset by greater interconnection costs and an increase in the bad debt provision that, as of March, was placed at 3.2% of revenues compared with 1.8% in March 2002, brought about by the economic situation of the country and the increase in competition with offers at low prices. In this sense, the company has started different bad debt management measures according to the payment behavior of clients, as well as a strengthening of the entrance control mechanisms.

The EBITDA recorded at March 2003 for CTC Chile were placed at 97.1 million euros, 5.3% below the previous year in local currency, influenced by the change in the consolidated perimeter following the sale of 25% of Sonda in September 2002. Net of this effect, the drop was limited to 2.2% in local currency.

The CAPEX (excluding Sonda) grew by 34.9% in local currency as a result of greater investments in ADSL, given that traditional investment decreased by 4.9%. Free cash flow generated by CTC (excluding Sonda) during the first quarter of 2003 amounted 63.2 million euros, 10.8% below that of the same period in 2002, due to the drop in EBITDA and the increase in CAPEX.

Following the last workforce restructuring program in October 2002 and the sale of 25% of Sonda, the number of CTC employees has reduced substantially (-49.1% year-on-year) to 3,140, with a line/employee ratio of 864 (+22.3% of March 2002).

PERU

Telefónica del Perú has faced a period of regulatory uncertainty during the first quarter of the year following the approval of a Bill at the start of January for the elimination of basic rental for the telephone service, which has finally been declared unconstitutional by the Congress Plenary Session. In this context, the operator has considerably extended its range of tariff plans in addition to the current price-cap tariff system, which has meant a large increase in the offer of products and services for users in line with their levels of usage.

From a financial viewpoint, the operative revenue reached a volume of 291.8 million euros, 5.2% higher than that recorded for the same period in the previous year. This behavior is mainly explained by interconnection revenues (through the increase in calls to mobiles), the increase of ADSL and Cablemodem, which has experienced extensive plant expansion (from 9,506 clients in March 2002 to 43,543 at present), public telephony, mainly due to plant increase (8.8%) and revenue from cable television. However, the contraction trend in the long distance business continued due to the introduction in April 2002 of the Multicarrier Dialing system, which meant the intensification of competition in this market.

On the other hand, operating costs grew 10.3% in local currency, despite the reduction in personnel expenses (-1.7%) with a 3.5% average decrease in the workforce. This trend has been particularly affected by the behavior of supply costs (+16.9%) as a result of higher traffic to mobiles, as well as the higher cost of ADSL sales associated with greater service penetration and that derived from increased commercial activity for the dissemination of new tariff plans and advertising campaigns to counteract growing competition. Thus, the company EBITDA recorded a slight drop of 1.0% in local currency to 127.6 million euros.

TdP investments increased by 20.0% year-on-year in local currency, reflecting the increase in broadband investment. Thus, the free cash flow generated by the company during the first quarter rose to 95.8 million euros, with a slight drop of 1.7% in local currency.

At the end of March, TdP employed 5,016 workers, similar to March 2002. The number of employees of the fixed telephony operator (FTO) was reduced to 3,376, a decrease of 7.2%, and reached a productivity ratio of 556 lines/employee (+14.9% year-on-year), reflecting, in addition to the reduction in employment, the increase of lines in service.

Telefónica Latinoamérica Group
Companies Financial Data

Unaudited figures	(Euros in millions)
	January-March
	2003	2002	% Chg
Telesp
Operating revenues	726.2	1,138.8	(36.2)
EBITDA	349.7	581.5	(39.9)
EBITDA margin	48.2%	51.1%	(2.9)p.p.
Telefónica de Argentina
Operating revenues	178.1	342.9	(48.1)
EBITDA	105.8	179.0	(40.9)
EBITDA margin	59.4%	52.0%	7.4p.p.
Telefónica CTC Chile
Operating revenues	221.5	335.6	(34.0)
EBITDA	97.1	140.4	(30.8)
EBITDA margin	43.8%	41.8%	2.0p.p.
Telefónica del Perú
Operating revenues	291.8	342.6	(14.8)
EBITDA	127.6	159.3	(19.9)
EBITDA margin	43.7%	46.5%	(2.8)p.p.

Note: EBITDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica CTC Chile (January-March 2002) and Telefónica del Perú include Sonda and CableMágico, respectively.

Telefónica Latinoamérica Group
Selected Operating Data

Unaudited figures
	March		% Chg. 03/02
	2003	2002
Telesp
Líneas (thousands)	12,762.8	12,792.5	(0.2)
PSTN Lines (thousands)	11,180.2	11,227.3	(0.4)
ISDN equivalent accesses (thousands)	34.2	44.4	(23.0)
2/6 Accesses for PBX and Ibercom (thousands)	1,199.1	1,305.0	(8.1)
ADSL connections (thousands)	349.3	215.7	62.0
Employees (1)	8,245	10,557	(21.9)
Traffic (millions of minutes) (2)	20,110.7	19,422.5	3.5
Telefonica de Argentina
Lines in Service (thousands) (1)	4,230.8	4,328.3	(2.3)
PSTN Lines (thousands)	4,111.4	4,214.6	(2.5)
ISDN equivalent accesses (thousands)	6.1	4.2	45.7
2/6 Accesses for PBX and Ibercom (thousands)	75.0	81.0	(7.3)
ADSL connections (thousands)	38.3	28.5	34.5
Employees (1)	8,070	8,665	(6.9)
Traffic (millions of minutes) (2)	7,887.7	7,953.7	(0.8)
Telefonica CTC Chile
Lines in Service (thousands)	2,712.9	2,781.2	(2.5)
PSTN Lines (thousands)	2,487.2	2,608.2	(4.6)
ISDN equivalent accesses (thousands)	100.1	90.4	10.7
2/6 Accesses for PBX and Ibercom (thousands)	59.6	62.9	(5.2)
ADSL connections (thousands)	66.1	19.6	236.3
Employees (1) *	3,140	6,163	(49.1)
Traffic (millions of minutes) (2)	5,766.0	6,152.6	(6.3)
Telefonica del Perú
Lines in Service (thousands)	1,878.0	1,761.0	6.6
PSTN Lines (thousands)	1,800.0	1,718.6	4.7
ISDN equivalent accesses (thousands)	34.5	32.8	4.9
2/6 Accesses for PBX and Ibercom (thousands)	-	-	-
ADSL connections (thousands) (3)	43.5	9.5	358.0
Employees (1)	5,016	4,965	1.0
Traffic (millions of minutes) (2)	2,330.7	2,354.6	(1.0)

Grupo Telefónica Latinoamérica
Lines in Service (thousands)	21,584.6	21,662.9	(0.4)
PSTN Lines (thousands)	19,578.8	19,768.8	(1.0)
ISDN equivalent accesses (thousands)	174.8	171.9	1.7
2/6 Accesses for PBX and Ibercom (thousands)	1,333.7	1,448.9	(8.0)
ADSL connections (thousands) (3)	497.2	273.3	81.9
Employees (1)	24,471	30,350	(19.4)
Traffic (millions of minutes) (2)	36,095.0	35,883.4	0.6

Note: A change in the calculation of Equivalent Lines in Service has been introduced beginning the first quarter of 2003. The following equivalences are applicable: PSTN (including Public Use Telephony) (x 1) - ISDN Basic accesss (x 2) - ISDN Primary accesss (x 30) - 2/6 Accesses (x 30) - ADSL Lines (x1). The 2002 figures are presented with the same criteria.
(1) Calculated with the wireline company staff of the fixed telephone operator (OTF) and the subsidiaries that are consolidated by the full consolidation method.
(*) Including 2.227 employees from Sonda in 2002, that in 2003 are consolidated by the equity method.
(2) Including total invoiced incoming and outgoing traffic: Local, PUTs (except at Telesp), DLD and ILD.
(3) In Perú are included Cablemodem lines

Telefónica Latinoamérica Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg.
Operating revenues	1,421.8	2,155.1	(34.0)
Internal expend capitalized in fixed assets (1)	10.3	26.4	(61.0)
Operating expenses	(709.8)	(1,042.5)	(31.9)
Other net operating income (expense)	(43.5)	(89.1)	(51.2)
EBITDA	678.9	1,050.0	(35.3)
Depreciation and amortization	(406.6)	(631.0)	(35.6)
Operating profit	272.3	419.0	(35.0)
Profit from associated companies	6.8	0.9	n.s.
Financial net income (expense)	(1.1)	(574.8)	(99.8)
Amortization of goodwill	(21.2)	(22.1)	(4.0)
Extraordinary net income (expense)	(38.6)	(12.7)	203.2
Income before taxes	218.1	(189.8)	c.s.
Income taxes	(90.3)	132.6	c.s.
Net income before minority interests	127.7	(57.2)	c.s.
Minority interests	(20.5)	(15.4)	33.4
Net income	107.2	(72.6)	c.s.

(1) Including works in process

CELLULAR BUSINESS

TELEFÓNICA’S CELLULAR BUSINESS

In the first quarter 2003 Telefónica Móviles recorded net income of 359.1 million euros, an increase of 25.3% from January-March 2002. We would underscore the high quality of these earnings, as growth was achieved despite the negative impact of exchange rates on the contribution from the Latin American operators.

Key aspects of these results are as follows:
  Moderate decline in operating revenues from January-March 2002 (-5.8%), due primarily to the impact of exchange rates, which subtracted 14.1 p.p. from the Group’s growth. Assuming constant exchange rates, annual growth in consolidated revenues in the first quarter 2003 would have been 8.3%, driven by higher service revenues.
Telefónica Móviles España (TME) contributed 75.3% of consolidated revenues. Total revenues for TME registered year-over-year growth of 1.9%, due to the positive performance of service revenues, which more than offset the decline in handset sales recorded in the first quarter 2003. Latin American operators fully consolidated accounted for 24.5% of Group operating revenue in the first quarter 2003. Due to the impact of exchange rates -especially the Brazilian real’ s depreciation vis-à-vis the euro- revenues from these companies, in euros, fell 22.3%. Excluding this effect and assuming constant exchange rates, revenues from these operators would have increased by 25% vs. the first quarter 2002.

It must be pointed out that from 1 January 2003, standard criteria have been applied to all Latin American operators managed by Telefónica Móviles for “active” prepaid customers accounting, disconnecting those customers who in three months do not generate either incoming or outgoing traffic and do not have a sufficient balance to make a telephone call. After such customer normalization, -which affected the customer bases of some Brazilian operators, of TCP Argentina and of Telefónica Móviles Perú- 100% of the prepaid customer base of the different operators in the Group is “active”, in accordance with the criteria for accounting customers mentioned previously –which is more conservative than those applied by competitors in the region. In Spain, the criterion followed by TME is the most conservative in the industry, since it considers as disconnections those prepaid customers who have not recharged their card after one month with no balance, even if they receive incoming calls.

As a result, the total active customer base managed by Telefónica Móviles in its areas of operations at the end of the first quarter 2003 was 41.76 million (30.67 million in the first quarter 2002).

  Tight control over operating costs, which reflect a 16.9% year-over-year decline from January-March 2002 and a decrease in their weight over operating revenues of 7.2 p.p. to 54.1%.
Accordingly, consolidated EBITDA in the first quarter 2003 amounts to 993.2 million euros, with a year-over-year increase of 8.4%. Assuming constant exchange rates, growth would have been 18.6%. The EBITDA margin reached 46.6% vs. 40.5% in the first quarter 2002. The growth in margins was mainly driven by the 5.3 p.p. improvement of TME’s margin –to 55.1%- and the closing of operations elsewhere in Europe -with a negligible EBITDA in the first quarter 2003- which more than offset the integration of Pegaso.

By geographical areas, TME’s EBITDA grew 12.8% compared to the first quarter 2002. EBITDA growth by the fully consolidated Latin American operators, assuming constant exchange rates, was 6% vs. the first quarter 2002, although due to the exchange rate impact, in euros they show a 37.9% decline.

Regarding the evolution of the Cellular Business (Telefónica Móviles Group and Telefónica Móvil Chile), the revenues totalled 2,199.9 million euros during the first quarter 2003, 6.3% decreased compared to January-March 2002. In the other hand, EBITDA reached 1,016.5 million euros, 8.0% growth year over year.

SPAIN

At the end of March 2003, the success of TME’s commercial strategy, based on customer retention and selective acquisition, has resulted in the following accomplishments:

  Encouraging migrations: A year after the substitution of the monthly fee by a minimum usage commitment, close to 250,000 prepaid customers migrated to the contract segment in the first quarter 2003, over twice as many as in the first quarter 2002. Thus, the weighting of the contract segment in the total customer base is 36.4%, nearly 5 p.p. more than in the first quarter 2002. It is also noteworthy the positive influence on the average usage and revenue ratios, given the increases in MOU and ARPU generated by migrated customers.

  In the first quarter 2003 there were more than 830,000 handset upgrades using loyalty points, 2.5 times more than in the first quarter 2002.

  Minimum churn level: TME maintains the lowest churn rate among the largest wireless operators in Europe, with a monthly churn rate in the first quarter 2003 below 1%. It is also important to highlight that the economic impact of disconnections remains appreciably smaller than indicated by the commercial churn, since their usage is much lower than the average usage of the Company’s customer base.
All such has derived in an increase in TME’s commercial activity versus the first quarter 2002: gross adds, migrations and handset upgrades exceeded 1.9 million, 16% more than in the first quarter 2002, with customer loyalty initiatives accounting for an increasing weight.

In such a context, TME ended March 2003 with an active customer base of nearly 18.7 million, 8% higher than at the end of the first quarter 2002, maintaining an estimated outgoing traffic share which was stable over the past twelve months and higher than its estimated market share.

The good results of TME’s commercial policies have been accompanied by an steady improvement in the efficiency of resources assigned to customer acquisition and retention. In the first quarter 2003, SACs+SRCs accounted for 7.3% of TME’s operating revenues, 0.7 p.p. less than in the first quarter 2002.

It must also be highlighted the increasing usage of both voice and data services. TME’s networks carried more than 8,400 million minutes of traffic, 18.3% more than in the first quarter 2002. As a result, MOU was around 106 minutes in the first quarter 2003, 9.6% higher than in the first quarter 2002. This represent the fourth quarterly year-over-year increase in MOU, marking the definitive consolidation of the upward trend of MOU. Obviously, the quarterly performance of MOU vis-à-vis 4Q02 is explained by seasonal factors inherent to the business.

The positive performance of usage ratios enabled TME to reaffirm in this first quarter the recovery trend in ARPU. In the first quarter 2003 TME’s ARPU stood at 27.6 euros (27.7 euros in the first quarter 2002), confirming the inflection point in the trend. All this despite the year-over-year comparison is still not homogeneous, as March 2002 was the first month in which the monthly fee was replaced by a minimum usage commitment and in the second half of 2002 termination rates were reduced by nearly 17%. We would underscore the performance of ARPU in March 2003, the first month with a year-on-year growth (+2.6%). Consequently, considering the positive evolution of usage ratios, the rising trend in TME’s ARPU is likely to be consolidated as from the next quarter. Notably, this positive trend is supported by the performance of ARPU for outgoing calls, more directly affected by the Company’s policies. ARPU for outgoing calls in the first quarter 2003 was 4% higher than in the first quarter 2002.

The increased usage of voice services was accompanied by the consolidation of the data business as a key element in TME’s revenue structure. Data ARPU reached 3.52 euros, versus 3.29 euros in the first quarter 2002.

This advance in the data business is explained both by the growth in traditional data services and by TME’s ongoing commitment to innovation and constant improvement in services:

  In the first quarter 2003, 2,145 million short messages (SMS) were carried, 17.9% more than in the first quarter 2002. Of the total, 33% were SMS that provide access to content.

  To March 2003 the number of MMS handsets sold has been 180,000. The prospects for this service in 2003, once handset prices become more adjusted, are very good, particularly if we consider that the range of handset models will be broadened in the course of the year and that their prices will tend to come down.
TME has launched a renewed product offer providing access to data and entertainment services under the name “Movistar e-mocion”. The service’s main features include richer colour content (downloadable games, polyphonic tones, etc.), graphics and images, a new and more intuitive WAP browser menu, more user-friendly options and various types of access (navigation, messages, voice and downloads).
  On the corporate market, the introduction of advanced data services is clearly on the rise. Particularly noteworthy are the new agreements or ones now being negotiated with major companies for the installation of products such as Movistar Intranet, location based services and Movistar Intrawap, among others.
We should also highlight the launch of “Movistar” handsets in the first quarter 2003 under the brand name TSM. This initiative reinforces customers’ identification with the company, providing yet another tool for enhancing customer loyalty. It also enriches customer experience, as TME has the capacity to provide optimal applications and configurations for value-added services. Furthermore, in the course of the year a new range of handset models will be developed, bolstering the rollout of data services by making quality handsets available to customers at very competitive prices.

As a result, TME has continued to improve its results and consolidate its position as one of Europe’s most solid and profitable operators:

  Operating revenues in the first quarter 2003 were 1,603.9 million euros, a year-over-year increase of 1.9%. Service revenues, the real generator of significant margins, showed an increase of 6% from January-March 2002. Furthermore, customer revenues –those excluding interconnection –which are directly related to company policies, grew 12.1% in the first quarter 2003 over the first quarter 2002.
Total revenues’ growth has been greatly affected by the performance of handset sales, which is a low-margin, highly seasonal source of revenue, but which allows TME to improve its commercial policies and maintain a homogeneous offer which is aligned with the strategy of the company. The lower handset sales compared to the first quarter 2002, in spite of the greater commercial activity, is explained by the fact that the distribution channels had already, during 4Q02, made their purchases of handsets for commercial campaigns which took place during January 2003, whereas during the previous year, these purchases were made in the month of January. It should also be kept in mind that commercial actions to promote customer loyalty allow for more efficient inventory management. However, it should be noted that the performance of handset sales has no impact on the company’s capacity for cash flow generation.

In spite of the moderate increase in revenues in the first quarter 2003, and keeping in mind the seasonality of the business – which leads to sales during the first quarter being the lowest of the year – the company maintains its guidance of revenue growth above 10% for full-year 2003 based upon the larger customer base, the increase in ARPU and a greater number of handset upgrades, which will lead to a larger volume of revenues from handset sales.

  TME continues to pursue a policy of constant improvement in the efficient use of resources. In such a way, in a context where commercial activity has increased considerably, the upward trend in MOU and the recovery trend month after month in ARPU have consolidated, operating expenses have declined by 12.4% versus the first quarter 2002 and operating costs per customer by 15.9%. Excluding the cost of handsets purchased, total operating costs declined by 2%, even despite the above-mentioned rise in customer revenues.

  EBITDA in the first quarter 2003 amounted to 884.2 million euros, 12.8% more than in the first quarter 2002.

  EBITDA margin in the quarter was 55.1%. EBITDA per customer per month also continued to rise, with a 4% year-on-year growth.

  Regarding capex, TME continued its policy of rationalizing resources, with total capex in the first quarter 2003 reaching 112 million euros, or 7% of the Company’s operating revenues.

  TME’s workforce remained largely unchanged, with 4,362 employees at the end of March 2003. The productivity ratios of TME’s workforce maintained excellent levels, measured both by EBITDA and lines per employee. EBITDA per employee in the quarter rose by 12% versus the first quarter 2002.

MOROCCO

Médi Telecom ended the first quarter 2003 with 1.7 million active customers, a year-on-year increase of 36.4%, keeping its estimated market share above 41%.

As for the operator’s financial results, EBITDA in the first quarter 2003 amounted to 19 million euros versus a total EBITDA for the full year 2002 of 34.5 million euros. The EBITDA margin performed well, reaching 30.8% of operating revenues versus 15.4% in year 2002 and 19% in the fourth quarter 2002, even though net adds were broadly the same as in the fourth quarter 2002.

LATIN AMERICA

Brazil

At the end of March 2003, Brasilcel, the Joint Venture between Telefónica Móviles and Portugal Telecom in Brazil, which in early April began selling its services under the unified brand name “VIVO”, had an active customer base of 13.8 million.

In the first three months of 2003, Brasilcel net adds amounted to 29,000 customers -after accounting for the 235,000 disconnections caused by the application of stringent criteria for recording the prepaid customer base mentioned before. Despite stiffer competition and the disconnections recorded, the Company has maintained its competitive position in its areas of operation, estimating to have captured more than 50% of gross adds in these markets.

In the first quarter 2003 ARPU was 37 reais, (comparison with 2002 is distorted by the change in prepaid revenues’ accounting methodology). The trend is explained by the macroeconomic environment in Brazil and the higher proportion of prepaid customers in the customer mix. Such reason also contributes to blended MOU totalling 98 minutes, versus 107 in the first quarter 2002, despite the increase in the contract segment, where MOU amounted to 190 minutes in the first quarter 2003 (+4% vs. the first quarter 2002).

Regarding the contribution of the Brazilian companies to Telefónica Móviles Group results, it should be considered that the first quarter 2003 figures reflect the proportional integration of Brasilcel, whereas the first quarter 2002 results include those of the three companies controlled by Telefónica Móviles in Brazil at that time. The results for Brazil in these two periods are therefore not comparable.

The launching of VIVO as a single brand for the joint venture’s operations in Brazil marks a step forward in the company’s unified commercial strategy. VIVO is now Brazil’s largest community of cellular customers. The strategy of the campaign for launching the brand aims at informing users across the country and those customers served to date regionally by Telesp Celular, Tele Sudeste Celular, CRT Celular, Global Telecom and Tele Leste Celular, that they are now clients of VIVO, with all the resulting advantages.

After the closing of the first quarter 2003, the acquisition of 61.1% of the ordinary shares with voting right of Tele Centro Oeste Celular Participaçoes (TCO), through Telesp Celular, has been materialized. This company delivered an excellent earnings performance in the first quarter 2003. According to information published by the company in Brazil, TCO ended March with more than 3.2 million customers, 26.3% higher than in the first quarter 2002. Operating revenues in local currency, and according to Brazilean GAAP, rose 25% and EBITDA by 9.5%, leaving an EBITDA margin of 39.5%.

Therefore, including TCO’s reported customer base, Brasicel is managing more than 17 million customers in Brazil, making it by far the leading operator in that country.

México

After the integration of Grupo Pegaso Telecomunicaciones with Telefónica Móviles’ operations in northern Mexico, the priority of Telefónica Móviles México (TMM) in the first quarter 2003 was to redefine, unify and design the main processes and procedures for handling the higher commercial activity expected after the launch of its GSM services, while at the same time advancing in the deployment of the GSM network.

In this direction, in April TMM started to unify all its operations under the Telefónica MoviStar brand as a step prior to the launch of an innovative range of products and services. This change includes revamping the image of all Pegaso shops in Mexico under a new customer care model for Telefónica Movistar clients. Overall, some 2,500 shops nationwide will display the company’s new brand image.

TMM ended the first quarter 2003 with 2.4 million active customers, with quarterly net adds of 11,000 customers. MOU in the first quarter 2003 stood at 87 minutes, with traffic performing well after the launch of marketing campaigns since the beginning of 2003 to promote usage. ARPU was 211 Mexican pesos.

As regards TMM’s financial results, it must be taken into account that the the first quarter 2003 figures are not comparable to those of the first quarter 2002, due to the consolidation of Grupo Pegaso Telecomunicaciones results by the full integration method from September 2002.

Operating revenues for TMM in the first quarter 2003 were 130.4 million euros, while EBITDA losses amounted to 4.5 million euros. The lower revenues with respect to 4Q02 are explained by seasonal factors, as the previous quarter includes the results of the Christmas campaign, when commercial activity and handset sales are stronger. We should point out the efforts to control costs, including most notably personnel reduction.

Regarding the roll-out of the new GSM network, we should highlight that network deployment activities have been finalized in Mexico City, Guadalajara, Monterrey and Tijuana, for the commercial launch of GSM services in coming months. In these sense, committed capex amounts to 230 million euros.

Argentina

After the sharp contraction in 2002, the Argentinean cellular market showed certain signs of a turnaround in the first months of 2003, with the pace of decline clearly easing. At the end of March 2003, the estimated penetration rate was 18.6%, with TCP remaining in second position in the market with 1.5 million active customers (1.7 million in the first quarter 2002).

In the first quarter 2003 commercial activity focused on gaining new customers for the Unifón Ahorro product and stepping up efforts to capture corporate customers. Consequently, gross adds have continued to recover, growing 17% with respect to 4Q02 and over 60% versus the first quarter 2002. ARPU performance was also positive, maintaining the upward trends initiated the previous year, registering 31% year-on-year growth in local currency, particularly notable in the contract segment and bolstered by the recovery in MOU (+6.2% vs. the first quarter 2002).

Turning to TCP’s financial results for the first quarter 2003, operating revenues in pesos rose 26% year-over-year. This is explained by the price management policy implemented in 2002 –with tariff increases in line with inflation- and the larger revenues from interconnection and roaming, which more than offset the effects of the smaller customer base. Despite strong sales growth, cost cutting helped to temper the rise in operating expenses (+13% vs. the first quarter 2002). Here we would point out the tight control over the bad-debt ratio, which fell by over 6 p.p. vs. the first quarter 2002. As a result, EBITDA in pesos in the first quarter 2003 was 66.8% higher than in the first quarter 2002. The EBITDA margin also improved, increasing by 8 percentage points on the first quarter 2002 to 32% in the first quarter 2003.

Peru

The Peruvian cellular market ended the first quarter 2003 with an estimated penetration rate of 8.7%, 1.5 percentage points higher than the year before. After the normalization of its customer base in the first quarter 2003, Telefónica Móviles Perú had 1.2 million active subscribers at the end of March 2003, a 9.6% year-over-year increase. The company has maintained its leadership position, with an estimated market share of over 53%, more than twice that of its nearest competitor.

Once again this quarter we would underscore the growth in the contract segment, which posted a year-over-year increase of 19%, increasing its weighting over the total customer base to 23% (21% in the first quarter 2002). This growth reflects the company’s commercial strategy, reinforced by the customer retention policy based on loyalty plans and handset upgrade programs.

As for Telefónica Móviles Peru’s financial results for the first quarter 2003, operating revenues in local currency increased 0.8% year-over-year, mainly due to the reduction in termination fees and to the lower handset sales. EBITDA in local currency increased by 11.6% from January-March 2002. The EBITDA margin was 36%, 3.4 percentage points higher than in the first quarter 2002. This growth is explained by the strict policy of cost cutting and control —most notably the sharp reduction in SAC— during the first quarter 2003 despite increased commercial activity with respect to the first quarter 2002.

Chile

Telefónica Móvil, -the subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, ended March 2003 with 1.9 million active customers, with year-over-year growth of 14.1%.

As regards financial results, the adjusted EBITDA margin was 34%, 5 p.p. more than in the first quarter 2002.

After the end of the quarter, Telefónica Móvil announced the launch of its new GSM network, with a GPRS platform, which will operate in the 1900 MHz frequency band. This makes Telefónica Móvil the only operator in Chile that has a 2.5G network with national coverage.

Guatemala and El Salvador

The total active customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador at the end of March 2003 was 334 thousand (106 thousand in Guatemala and 228 thousand in El Salvador), versus 363 thousand in the first quarter 2002. The contraction in the customer base reflects the operators’ focus on high-value customers.

Telefónica Móviles España
Selected Operating Data

Unaudited figures
	January - March
	2003	2002	% Chg.
Cellular subscribers (thousands)	18,694.0	17,315.0	8.0
Contract (thousands)	6,808.1	5,465.5	24.6
Prepaid (thousands)	11,885.9	11,849.5	0.3
Subscribers net adds in year to date (thousands) (1)	281.9	521.5	(46.0)
Contract (thousands)	332.7	166.0	100.4
Prepaid (thousands)	(50.8)	355.5	c.s.
Total airtime minutes (millions) (1)	8,438.0	7,134.0	18.3
SMS (millions)	2,145	1,819	17.9
Employees	4,362	4,388	(0.6)

(1) January-March accumulated data.

Telefónica Móviles Group
Selected Operating Data

Unaudited figures	(Thousands)
	CELLULAR CUSTOMERS
	March 2003	% Chg. 03/02	Ponderados (1)
T Móviles España	18,693.9	8.0	17,280.7
Brasilcel	13,771.0	n.s	4,115.1
TCP Argentina	1,546.9	(8.8)	1,400.4
T Móviles Perú	1,239.5	9.6	1,122.6
TEM El Salvador	228.0	3.1	190.2
TEM Guatemala	105.8	(25.7)	97.8
NewCom Wireless Puerto Rico (2)	175.7	(5.7)	-
Telefónica Móviles México	2,429.5	94.4	2,066.2
Medi Telecom	1,684.2	36.4	487.9
Telefónica Móvil Chile (3)	1,883.8	14.1	822.1
Total Managed (4)	41,758.4	36.2	27,582.9

(1) Number of lines weighted for the Telefónica Group´s stake in each company.
(2) Managed by TEM.
(3) Managed by TEM and part-owned by the Telefónica Group.
(4) After halting UMTS operations in Europe, for comparison purposes, those costumers are not included in 2002.

Telefónica Móviles Group: Participated Companies
Selected Operating Data

Unaudited figures
	January - March (1)
	2003	2002	% Chg.
Spain and Mediterranean area customers (thousands)	20,378.2	18,549.5	9.9
Contract (thousands)	6,930.6	5,545.3	25.0
Prepaid (thousands)	13,447.5	13,004.2	3.4
Latin America customers (thousands) (2)	19,321.8	10,281.7	87.9
Contract (thousands)	4,888.1	3,194.1	53.0
Prepaid (thousands)	14,433.6	7,087.6	103.6
Total airtime minutes (millions) (3)	14,152.7	9,916.5	42.7

(1) Includes total customers from all operators in which Telefónica Móviles holds an economic participation. After halting UMTS operations in Europe, for comparison purposes, those costumers are not included in 2002 and 2003.
(2) In 2003 Brasilcel costumers, the Joint Venture with Portugal Telecom in Brazil, are included . Chile and Puerto Rico are excluded.
(3) January-March cumulative air minutes of TEM fully consolidated companies.

Telefónica Móviles Group
Selected Financial Data

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg
Telefónica Móviles España
Operating Revenues	1,603.9	1,574.0	1.9
EBITDA	884.2	784.1	12.8
EBITDA Margin	55.1%	49.8%	5.3p.p.
Brazilian Companies (1)
Operating Revenues	240.6	364.3	(34.0)
EBITDA	95.8	143.1	(33.1)
EBITDA Margin	39.8%	39.3%	0.5p.p.
Telefónica Móviles México (2)
Operating Revenues	130.4	110.4	18.2
EBITDA	(4.5)	14.2	c.s.
EBITDA Margin	(3.4%)	12.8%	(16.2)p.p.
TCP Argentina
Operating Revenues	48.7	73.9	(34.2)
EBITDA	15.6	17.9	(12.8)
EBITDA Margin	32.0%	24.2%	7.8p.p.
Telefónica Móviles Perú
Operating Revenues	62.8	76.9	(18.4)
EBITDA	22.6	25.0	(9.7)
EBITDA Margin	36.0%	32.6%	3.4p.p.
T. Móviles Guatemala and El Salvador
Operating Revenues	39.9	47.2	(15.4)
EBITDA	3.5	14.2	(75.1)
EBITDA Margin	8.8%	30.0%	(21.2)p.p.

(1) In March 2003 the proportionate figures for Brasilcel are included, and in 2002 the figures from TeleSudeste Celular, TeleLeste Celular and CRT Celular.
(2) Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2002 and 2003 figures are after intragroup adjustments between these operators. The annual change is affected by the global consolidation of Grupo Pegaso Telecomunicaciones from September 2002.

Mobile Business of Telefónica Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg.
Operating revenues	2,199.9	2,348.8	(6.3)
Internal expend capitalized in fixed assets (1)	19.1	22.8	(16.2)
Operating expenses	(1,194.9)	(1,411.4)	(15.3)
Other net operating income (expense)	(7.7)	(19.3)	(60.3)
EBITDA	1,016.5	940.8	8.0
Depreciation and amortization	(375.9)	(360.7)	4.2
Operating profit	640.5	580.2	10.4
Profit from associated companies	(23.7)	(33.6)	(29.5)
Financial net income (expense)	(87.6)	(92.5)	(5.3)
Amortization of goodwill	(24.1)	(24.6)	(2.1)
Extraordinary net income (expense)	5.4	(5.5)	c.s.
Income before taxes	510.6	424.0	20.4
Income taxes	(169.2)	(167.3)	1.1
Net income before minority interests	341.4	256.6	33.0
Minority interests	15.6	24.1	(35.1)
Net income	357.0	280.7	27.2

(1) Including wotks in progress.

Telefónica Móviles Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg.
Operating revenues	2,129.8	2,261.6	(5.8)
Operating expenses	(1,152.0)	(1,385.8)	(19.9)
Other net operating income (expense)	15.4	40.9	(62.3)
EBITDA	993.2	916.6	8.4
Depreciation and amortization	(357.3)	(340.8)	4.8
Operating profit	635.9	575.8	10.4
Profit from associated companies	(23.7)	(33.6)	(29.4)
Financial net income (expense)	(78.9)	(77.8)	1.4
Amortization of goodwill	(21.0)	(20.6)	2.0
Extraordinary net income (expense)	5.0	(4.7)	c.s.
Income before taxes	517.3	439.1	17.8
Income taxes	(171.2)	(168.8)	1.4
Net income before minority interests	346.1	270.3	28.1
Minority interests	13.0	16.4	(20.5)
Net income	359.1	286.7	25.3

TELEFÓNICA DATA GROUP, TELEFÓNICA SOLUCIONES AND TELEFÓNICA WHOLESALE INTERNATIONAL SERVICES

In the first quarter of 2003 a reorganization was undertaken of the various businesses that made up Telefónica Data Group and Emergia. Thus, under a single management unit, three differentiated business groups have been created, namely: Telefónica Data Group, Telefónica Soluciones, and Telefónica Wholesale International Services.

The purpose of this management unit is to ensure direction and coordination of the attention to a strategic client segment for the Group, Corporate clients and International Operators, with the ultimate goal of positioning Telefónica as their preferred provider in communications services and solutions in those countries where it is present.

In this unified management framework each of the three business units has a specific assignment:

Telefónica Data Group

This is the unit in charge of handling Corporate clients providing overall communications solutions, which run from telephone services and virtual private networks to hosting services (server hosting, security, content delivery, etc.). Of the businesses that formed part of Telefónica Data Group in 2002, the International Network has been transferred to Telefónica Wholesale International Services, and Telefónica Sistemas together with Art Media to Telefónica Soluciones.

Telefónica Soluciones

This is the unit in charge of developing greater value-added solutions for Corporate clients providing them with support in their movement to the new information technologies. Telefónica Sistemas, Art Media and Katalyx are part of this business unit, companies that are currently in the process of merging.

Telefónica Wholesale International Services

This is the unit in charge of handling International Operators, providing overall management of the international services of the Group and the network that supports them. The International Network that in 2002 formed part of Telefónica Data Group is incorporated into this business unit together with Emergia Group.

Operating revenues of the consolidated group Telefónica Data, Telefónica Soluciones, and Telefónica Wholesale International Services in the first quarter of 2003 totaled 409.6 million euros, 12.0% less than in the same period in the previous year. This evolution is explained basically by the results of Atlanet in 2002 (in the first three months of 2002, Atlanet consolidated using the full consolidation method), and by the devaluation of the main Latin American currencies. Without these two effects, revenues would have grown by approximately 10%. Taking into account the same perimeter, (without Atlanet in 2002) the decrease in revenues would have been approximately, 2%.

Consolidated EBITDA for the three business units during the first quarter of 2003 totaled 58.2 million euros, versus 1.9 million euros in the first quarter of 2002. The EBITDA margin achieved in the first quarter of 2003 totaled 14.2%, greater by 13.8 percentage points than the one achieved in the first quarter of 2002.

With a capex figure of 22.5 million euros accumulated as of March 2003 (-56.5% yoy), the generation of operating cash flow (EBITDA-Capex) is positive in 35.7 million euros, which compares with the negative 39.7 million euros figure as of the three first three months of 2002.

TELEFÓNICA DATA GROUP

Telefónica Data Group continued to place special emphasis on profitable growth in its revenues and on improving the efficiency and profitability of its operations. As a way to achieve revenues growth, Telefónica Data Group continued to bet on a business model based on value-added managed services aimed at Large Clients.

Operating revenues of Telefónica Data Group in the first quarter of 2003 totaled 384.1 million euros, 11.5% less than the previous year. Disregarding Atlanet revenues in 2002 and considering constant exchange rates, revenues would have grown by approximately 13%. Considerating the same perimeter (disregarding Atlanet in 2002), the decrease in revenues would have been, approximately, 1%.

As a result of the efforts made in improving profitability, accumulated EBITDA in the first quarter of 2003 totaled 61.9 million euros versus 21.5 million euros in the same period in 2002. The EBITDA margin of 16.1% implies an improvement of 11.2 percentage points versus the same figure from the previous year. Considerating the same perimeter (without Atlanet in 2002) and eliminating the effects of the fluctuation in exchange rates in Latin America, the improvement would have been 8.4 percentage points in EBITDA margin. The improvement in its operating-cash generating capacity is reinforced by the 46.6% reduction in its investments versus the first quarter in the previous year, up to 21.0 million euros, with a Capex to Revenues ratio of 5.5%.

Incumbent Markets

In Spain, in a difficult and increasingly competitive environment, total revenues totaled 196.1 million euros, 8.1% higher than those from the first quarter of 2002.

Revenues from Data Networks and Internet access business continued constituting 92% of total operating revenues, with a sustained growth of 10% versus the previous year. The hosting business, which represents 4% of total revenues, has registered a growth of 1.6% versus the previous year.

Ongoing improvement in operating efficiency and control of expenses made it possible to achieve an EBITDA of 55.5 million euros, with a margin of 28.3% over revenues. This implies growth versus the same period in the previous year of 48.6% and 7.7 percentage points in EBITDA margin.

In incumbent markets in Latin America the favorable trend from previous quarters was maintained, with significant advances both in revenues in local currency and in operating profitability, maintaining a positive operating cash flow in spite of the macroeconomic environment in the region.

In the first quarter of 2003, revenues in Argentina, Brazil, Chile, and Peru totaled 74.2 million euros, 23.6% lower than those in the same period in the previous year. Disregarding exchange-rate effects, this revenue figure would have increased 24.6% versus the same period in 2002, driven by Telefónica Data Brasil, with revenue growth in local currency of 25.6% and EBITDA margin of 15.7% from the 6.0% in the first quarter of 2002, leveraged in the geographic expansion of its operations outside of the São Paulo area and in the expansion of its portfolio of corporate clients in the telecommunications outsourcing business.

EBITDA went up to 14.1 million euros with growth of 72.0% versus the same period in the previous year, representing an improvement of 10.5 percentage points in EBITDA margin, up to 18.9%.

Expanding Markets

Telefonica Deutschland, present in the markets of Germany and the United Kingdom, generated operating revenues of 100.9 million euros in the first quarter of 2003, 2.1% lower than those in the same period in the previous year.

In Germany, after the integration of mediaWays – HighwayOne was completed, the Telefónica brand was introduced in early 2003, with its presentation at CeBIT 2003. The catalog of new products was launched at this show, with Virtual Private Networks and voice-over-IP services standing out. Operating revenues generated in Germany decreased by 4.1% due mainly to the drop in revenues from narrowband services, partially offset by the generation of new revenue coming from the broadband offer for the SME segment, with an installed plant of 4,100 DSL lines, as well as for the residential client segment, having installed 66,000 ADSL lines in total throughout its wholesale offer.

In the United Kingdom, operating revenues grew by 9.9% versus the first quarter of 2002. Although the wholesale segment is the main component of its customer base, the company is starting diversification of its portfolio of products, in line with operations of Telefónica Deutschland in Germany.

Telefónica Deutschland’s generated EBITDA during the first quarter of 2003 was negative by 0.4 million euros, versus the positive figure of 2.8 million euros in the same period in 2002, caused fundamentally by the drop in revenues from narrowband services that were still not being offset by the growth in the broadband businesses.

In countries on the American continent where Telefónica Data Group operates as a newcomer, operating revenues totaled 13.2 million euros, 25.5% above those generated in the same period in 2002. EBITDA generated during this period, in spite of still being negative by 4.0 million euros, represented an improvement of 55.0 percentage points in terms of margin over revenues versus the previous year.

TELEFÓNICA SOLUCIONES

During the first quarter of 2003 the restructuring and integration process of the Telefónica Group companies for which this new line of business was created has taken place.

In this context, operating revenues totaled 18.0 million euros in the first quarter of 2003, with a drop of 24.4% over the same period in the previous year. EBITDA for this period was negative by 3.5 million euros, but with a 38.2% improvement versus the same period in the previous year, thanks to the effort made in the rationalisation of structure costs.

TELEFÓNICA WHOLESALE INTERNATIONAL SERVICES

The first quarter of 2003 witnessed the operating integration of Emergia Group with the International Network of Telefónica Data Group (international IP, International Data, and VSAT businesses), thus integrating the international data-transmission services of Telefónica Group with the assets that support them.

In the first quarter of 2003, operating revenues totaled 31.3 million euros, with a growth of 15.8% over the same period in the previous year. This favorable result is explained basically by an increase in sales of international IP, concentrated geographically in Spain and in Brazil.

Despite the increase in traffic handled, direct costs were reduced by 19% versus the previous year. This is due to a renegotiation of contracts, use of bandwidth capacity available at Telefónica Group, and favorable agreements for inter-operator traffic exchange, which substantially increased the company’s share in total interconnection capacity. Remaining operating expenses were reduced by 32% thanks to the rationalisation of costs in the areas of personnel and network operation and maintenance initiated in the second half of 2002.

EBITDA at the end of the first quarter of 2003, totaled 0.2 million euros negative, versus 15.1 million euros negative generated in the first quarter of 2002.

Telefónica Data Group
Selected Financial Data

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg
T. Data España
Operating Revenues	196.1	181.3	8.1
EBITDA	55.5	37.3	48.6
EBITDA Margin	28.3%	20.6%	7.7p.p.
T. Data en Latinoamérica Incumbente (1)
Operating Revenues	74.2	97.1	(23.6)
EBITDA	14.1	8.2	72.0
EBITDA Margin	18.9%	8.4%	10.5p.p.
T. Deutschland (2)
Operating Revenues	100.9	103.1	(2.1)
EBITDA	(0.4)	2.8	c.s.
EBITDA Margin	(0.4%)	2.7%	c.s.
T. Data en Latinoamérica Expansión (3)
Operating Revenues	13.2	10.6	25.5
EBITDA	(4.0)	(9.0)	(55.7)
EBITDA Margin	(30.0%)	(85.0%)	55.0p.p.
Telefónica Data Total
Operating Revenues	384.1	434.2	(11.5)
EBITDA	61.9	21.5	188.4
EBITDA Margin	16.1%	4.9%	11.2p.p.

(1) Brazil, Argentina, Peru and Chile
(2) Germany and United Kingdom
(3) Mexico, USA and Colombia

Data, Solutions and International Broadband Capacity Management Business
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg.
Operating revenues	409.6	465.4	(12.0)
Internal expend capitalized in fixed assets (1)	0.1	3.5	(97.7)
Operating expenses	(351.6)	(460.1)	(23.6)
Other net operating income (expense)	0.1	(6.9)	(101.2)
EBITDA	58.2	1.9	n.s.
Depreciation and amortization	(60.0)	(80.4)	(25.4)
Operating profit	(1.8)	(78.5)	(97.7)
Profit from associated companies	(0.8)	(5.5)	(86.3)
Financial net income (expense)	(14.1)	(51.4)	(72.6)
Amortization of goodwill	(12.6)	(20.5)	(38.6)
Extraordinary net income (expense)	(3.6)	(5.5)	(35.8)
Income before taxes	(32.8)	(161.4)	(79.7)
Income taxes	(7.6)	33.5	c.s.
Net income before minority interests	(40.4)	(127.9)	(68.4)
Minority interests	(1.5)	14.8	c.s.
Net income	(41.9)	(113.1)	(62.9)

(1) Including works in process

MEDIA AND CONTENT BUSINESS

ADMIRA MEDIA GROUP

During the first quarter of the year, the Admira Media Group obtained consolidated revenues of 372.3 million euros, compared with the 217.8 million euros during the same period of the previous year. This variation has been mainly due to the change in the consolidation perimeter (Antena 3TV was fully consolidated since the first quarter of 2003, in comparison with the equity method used in the previous year) and to the better performance for Endemol and Atco. Likewise, the Group presented EBITDA of 36.7 million euros, in comparison with the 6.8 million euros of the first quarter 2002.

TELEFÓNICA DE CONTENIDOS

Endemol

The Endemol group had revenues of 195.6 million euros, 22% more than in the same period in the previous year. As was pointed out at the close of 2002, the main driver for revenues growth has been the operation of classic or newly created formats in a multi-platform environment, to achieve revenues in addition to audiovisual production activity (merchandising, telephone calls, text messaging, content marketing through Internet, etc...). It is important to emphasize that 75% of the group’s revenues were generated in markets other than Germany and the Netherlands. Spain, France, Italy, and the UK again contributed the majority of growth for the Endemol group (with growth in annual revenue ranging from 25.0% in France to 49.0% in Spain).

In EBITDA terms, Endemol Group registered 32.7 million euros, 32.9% higher than that in the first quarter of the previous year. EBITDA margin also improved almost a point-and-a-half year-on-year to 16.7%, thanks, on the one hand, to the strength of the margins in France and Spain, closely tied to the audience success of its formats and to the generation of additional high-profit revenues and, and on the other hand, to the improvement of margins in the Netherlands and Germany, due to the restructuring undertaken in 2002.

Vía Digital

In the first quarter of 2003, the steps necessary to complete the integration of Vía Digital with Sogecable in the timetable agreed on by the parties were completed. On April 3, 2003, approval was secured from the Competition Defense Service for the integration project submitted previously, the last requirement before proceeding with its integration. Starting on this date, different working committees were set up for those in charge of the two platforms for preparation of a joint offer to the subscribers once the integration was legally completed, which is expected to take place in the second quarter of the year.

Vía Digital ended the first quarter of 2003 with a customer portfolio of 734,000 subscribers, 5.0% less than the figure presented at the end of 2002. This was due to the ongoing process of improvement in the quality of the portfolio, and to the non-implementation of promotions from the Christmas campaign. In terms of revenues, Vía Digital earned a total of 74.2 million euros, which represented a decrease of 12.5% versus the first quarter of 2002. This drop was explained by the smaller portfolio of customers and to the inclusion, in 2002, of revenues from the billing for content sales to Quiero TV platform, a client that is presently being liquidated. Thanks to the cost-control policy implemented, EBITDA at the end of the first quarter of 2003 was negative by 40.6 million euros, which represented an improvement of 16% versus the same period in 2002.

CORPORACIÓN ADMIRA MEDIA

Antena 3 TV / Onda Cero

Following the trend already seen in the fourth quarter of 2002, the advertising market for broadcast television and radio market in Spain showed strong improvement versus the first quarter of 2002, growing by 11.5%, although it remained below levels of previous years.

Accumulated revenues as of March 2003 totaled 124.2 million euros, which implies annual growth of 11.4%, in line with market’s growth. EBITDA was 8.7 million euros, 12.3% below the same period in the previous year, explained basically by the efforts made in programming (in-house and outside production), and in the news, by the coverage of the “Prestige” accident and the recent conflict in Iraq.

In this period Antena 3 TV had a market share of 25.1%.

In terms of cumulative audience share for the quarter, Antena 3 achieved a share of 19.7% (one percentage point below that in the first quarter of 2002).

In the first quarter of 2003, Onda Cero increased its revenues by 6.9% versus the same period in 2002, to 19.4 million euros. EBITDA improved by 63.9% versus the previous year, showing a loss of 1.1 million euros, as a result of greater contribution of revenue from local advertising (51% of the total; this contribution improved by 5.2 percentage points).

According to the release of the first wave of the EGM 2003 radio stations audience market’ study, Onda Cero continued to be the second-most-listened-to radio broadcaster in the Spanish radio market, after Cadena Ser, with 2.2 million listeners (growing by 147,000 listeners versus the third release for 2002), and with a lead of 410,000 listeners over its immediate follower.

ATCO

Telefé’s activity, still being affected by the economic crisis in Argentina, has evolved favorably in the first quarter of the year.

On the one hand, there was a significant improvement in the advertising market, reflected in an estimated increase of 133% in the Capital and Gran Buenos Aires areas. In addition to the above, Telefé strengthened its leadership as the main broad-appeal television chain in the country, both in terms of audience share (32.5% versus 30.3% of its top competitor) and market share (42.0% versus 34.9% of its top competitor).

All of this translated into an improvement in its financial and economic results, with revenues of 41.8 million pesos, versus 20.9 million pesos in the same period in the previous year, and EBITDA of negative 0.6 million pesos, versus negative 14.5 million pesos in the first quarter of 2002.

Media and Content Business
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg.
Operating revenues	372.3	217.8	70.9
Internal expend capitalized in fixed assets (1)	0.0	0.2	(96.8)
Operating expenses	(342.3)	(213.2)	60.5
Other net operating income (expense)	6.7	1.9	245.0
EBITDA	36.7	6.8	441.8
Depreciation and amortization	(14.7)	(15.8)	(7.0)
Operating profit	22.0	(9.0)	c.s.
Profit from associated companies	(27.1)	(65.2)	(58.4)
Antena 3 TV (2)	-	(0.1)	n.d.
Vía Digital	(27.6)	(31.4)	(12.1)
Others	0.5	(33.7)	c.s.
Financial net income (expense)	(10.9)	(37.1)	(70.5)
Amortization of goodwill	(20.1)	(22.1)	(9.1)
Extraordinary net income (expense) (3)	(14.1)	(43.4)	(67.5)
Income before taxes	(50.2)	(176.8)	(71.6)
Income taxes	13.0	44.3	(70.8)
Net income before minority interests	(37.2)	(132.5)	(71.9)
Minority interests	4.0	(1.9)	c.s.
Net income	(33.3)	(134.3)	(75.2)

(1) Including works in process.
(2) Antena 3, and its subsidiary Onda Cero, is consolidated by the full consolidation method from the first quarter of 2003.
(3) For the presentation of these figures, the results individually obtained by both Telefónica de Contenidos and Admira Media Corporation for the Antena 3 TV transmission to Telefónica S.A. are not included. These results will be materialized with the effective de-consolidation of Antena 3 TV.

INTERNET BUSINESS

TERRA LYCOS GROUP

The performance of Terra Lycos in the first quarter of 2003 was mainly characterized by the continued unfavorable macroeconomic background and the consequent negative impact on exchange rates. The company was partially able to counter this by its efforts to continue diversifying its sources of revenues.

Under this policy, Terra Lycos is increasingly focusing on subscription services, value-added services, both portal and access, as well as other services. This has all led to significant increases both in the customer base and in revenues derived from subscriptions.

Thus, Terra Lycos operating revenues amounted to a total of 114.5 million euros in the first quarter of 2003, 28.2% less than in the same period of 2002. Application of 1Q02 exchange rates would have given total revenues amounting to 153.3 million euros, representing a decrease of 4.6%.

Turning to the breakdown of the company's revenues for the first quarter of 2003, and if we exclude the revenues from Bertelsmann and from the agreement with Telefónica, we can see that Terra Lycos experienced growth of 8% over the same period in the previous year. Revenues from the alliance with Telefónica amounted to 19.1 million euros in the first quarter of 2003.

Regarding company's individual business areas, all of them made positive progress, with the exception of the online advertising and e-commerce business lines, where recovery has not yet been achieved. The line relating to access subscriptions accounts for 43.3% of Terra Lycos’s total revenues; online advertising and e-commerce account for 18.1% (registering a decline of 64.2% in constant euros with respect to the first quarter of 2002); communication and portal services, 26.6%; and other revenues, the remaining 12.0%.

With respect to the distribution of revenues by country, Spain accounted for 36.6%, Brazil for 29.0%, the USA for 18.6%, and the remaining 15.8% came from the other countries in which Terra operates. The contribution made by the USA to the company's aggregate revenues continued to fall during the first quarter of 2003, standing at 19% at the end of the quarter, as compared with 42% the previous year, due to the end of the agreement with Bertelsmann, and to the persistent decline in the online advertising market. As for the revenues obtained from the agreement with Telefónica, most of them have been originated from services provided in Spain and Latin America.

EBITDA for the first quarter of 2003 stood at -19.6 million euros, representing an EBITDA margin of -17.1%, an improvement of 12.2 percentage points over the first quarter of 2002.

As regards the customer base, at the end of the first quarter of 2003 Terra Lycos had 3.26 million paying customers, 78.2% more than in the same period of the previous year. Of these 1.45 million were access customers, of which 1.03 million were dial-up access and 419,000 were ADSL access. Finally, it should be mentioned the sharp increase in ADSL customers, up 54.1% in comparison with the same period in the previous year, and 10.8% more in comparison with the previous quarter.

Apart from that, we should highlight the fact that 1.8 million paying customers, a 55.5% of the total, are OBP (Open, Basic, Premium) product customers, using either communication or portal products (OBPs + CSPs). As a result of this sharp advance in OBP product customers, the revenues under this category have more than doubled since the first quarter of the previous year.

In addition, the first quarter of 2003 ended with a cash position amounting to 1,731.3 million euros, very much in line with the previous quarter.

Finally, it is important to highlight that Terra Lycos has continued to focus on its policy for the launch of OBP products in its effort to diversify its sources of revenues and increase the quality of them. Among the initiatives for the quarter, particular mention should be made of the following: the launch of a new platform for customizing websites specially designed for suppliers of high speed Internet services, which will enable users to customize their home pages; the launch of Terra Messenger, a new real time messenger service that allows Terra users to communicate instantly with each other and with the users of other messenger user platforms; the launch of Tripod Blog Builder, which improves the personal publication technology of Tripod Home Page, enabling the millions of Tripod members to create websites in just a few seconds; the launch in Spain of new broadband access products more in line with the needs of Internet users (Terra ADSL Home, ADSL A tu Medida and Terra ADSL Plus) and the presentation of Terra Games in Spain, an exclusive games area combining technological excellence and competition.

This emphasis on offering a wide range of quality products, combined with the strategic alliance with Telefónica and the efforts to continue to control expenditures, will enable Terra Lycos to continue improving the EBITDA margin and to achieve the goals envisaged for the year as a whole.

Terra-Lycos Group
Selected Operating Data

Unaudited figures
	March
	2003	2002	% Chg
Total Pay Subscribers (thousands) (1)	3,260.0	1,829.7	78.2
Access (thousands)	1,450.4	1,309.9	10.7
Narrowband (thousands)	1,031.2	1,038.1	(0.7)
Broadband (thousands)	419.1	271.8	54.2
OBP (CSP/Total) (thousands)	1,809.6	519.8	248.1
Broadband Access Subscribers by Country (thousands)	419.2	272.0	54.1
Spain (thousands)	122.2	122.0	0.2
Latin-America (thousands)	297.0	150.0	98.0
Headcount	2,256	2,871	(21.4)

Terra-Lycos Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg.
Operating revenues	114.5	159.5	(28.2)
Internal expend capitalized in fixed assets (1)	0.2	0.3	(42.7)
Operating expenses	(132.1)	(200.9)	(34.2)
Other net operating income (expense)	(2.1)	(5.5)	(60.9)
EBITDA	(19.6)	(46.8)	(58.2)
Depreciation and amortization	(19.5)	(40.4)	(51.8)
Operating profit	(39.0)	(87.2)	(55.2)
Profit from associated companies	(11.2)	(21.0)	(46.8)
Financial net income (expense)	12.3	14.4	(15.1)
Amortization of goodwill	(20.1)	(65.7)	(69.3)
Extraordinary net income (expense)	2.5	(1.4)	(286.2)
Income before taxes	(55.6)	(160.8)	(65.5)
Income taxes	(0.2)	30.0	(100.5)
Net income before minority interests	(55.7)	(130.8)	(57.4)
Minority interests	0.0	0.6	(95.6)
Net income	(55.7)	(130.2)	(57.2)

(1) Including works in process

DIRECTORIES BUSINESS

TELEFÓNICA’S DIRECTORIES BUSINESS

During the first quarter of 2003 the TPI Group’s operating revenues increased by 5.9% to 66.7 million euros, despite the negative performance of exchange rates in Latin America. The Group's EBITDA amounted to 10.8 million euros, 42.8% higher than the figure for the same period of 2002. Net income rose 32.6% to 3.3 million euros. These results are explained by:

  The progress made by TPI España, whose advertising revenues rose by 51.9% to 30.4 million euros.

  The good performance of advertising revenues at the Chilean subsidiary (Publiguias), which in local currency rose by 9.0%.

  The increase in total revenues at TPI Peru (6.5% in local currency), and the significant improvement in EBITDA, which in turn rose by 12.1% in local currency.

Once again it is important to remember that the seasonal nature of revenues, due to accounting criteria in place once each guide was actually published, make it so that the quarterly results are not comparable or standardized, nor can they be extrapolated to year end.

Since the first quarter results do not really represent the impact on the year as a whole, the TPI Group provides forecasts of its main financial aggregates up to year end. These forecasts indicate growth in TPI Group revenues of around 7% to 9% far 2003. This forecast growth in revenues, combined with a policy of cost control at all the business units, means that the EBITDA forecast for the end of the year is expected to reflect growth of between 14% and 17%.

TPI España, that includes the revenues of Goodman Business Press, contributed 51.0% of the Group's revenues, and made a positive contribution to the Group's EBITDA of 0.6 million euros. This high percentage of revenues against a low EBITDA is due to the fact that only a small number of directories are published in the first quarter of the year, while nevertheless the proportional part of the company's structural costs have to be accounted.

TPI España revenues rose by 56.0% to 33.3 million euros, triggered mainly by the organic growth of 5.8% and 13.4% experienced by the Yellow Pages and the White Pages directories, respectively, as well as by the publication of additional four Yellow Pages directories (ten in total) and three more White Pages directories (eight in total) in comparison with the same period in the previous year. In addition, the multimedia product registered year-on-year growth of 28.7%.

Latin America contributed the remaining 49% of revenues and 94% of EBITDA, with TPI Peru being the biggest Latin American contributor to both revenues and EBITDA thanks to the publication of the Lima directory. In the first quarter, TPI Peru obtained revenues of 26.2 million euros, representing 39% of the Group's total revenues, and contributed 10.4 million euros to the Group's consolidated EBITDA.

Finally, the directories business of the Telefónica Group, which includes the Argentinean company Telinver, recorded a decline in revenues of 1.9% compared with the first quarter of 2002, due primarily to the depreciation of the Argentinean peso in the period. Sales amounted to 66.7 million euros and EBITDA to 10.0 million euros, representing a year-on-year growth rate of 45.3%.

TPI Group - Yellow Pages
Operating figures in Spain

Unaudited figures
	January - March
	2003	2002	% Chg
Books Published

Yellow Pages*
	10	6

White Pages
	8	5

(Euro million)
Revenue Breakdown (1)	33.3	21.3	56.0

Advertising
	30.4	20.0	51.9

Publishing
	23.9	14.2	67.6

Yellow Pages
	18.1	11.2	61.8

White Pages
	5.8	3.1	88.5

Internet
	5.3	4.9	7.6

Operator Assisted Yellow Pages
	0.8	0.9	(4.2)

Others
	0.4	0.0	n.s.

Telephony Traffic
	1.1	0.1	864.3

Operator
	1.4	0.6	127.6

Other
	0.4	0.6	(29.0)

* Includes a breakdown by residential/business services.
(1) TPI includes the revenues both from Telefónica Publicidad e Información S.A. and 11888 Servicio de Consulta Telefónica S.A.U.

TPI-Páginas Amarillas Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg.
Operating revenues	66.7	62.9	5.9
Operating expenses	(55.9)	(55.4)	0.9
EBITDA	10.8	7.5	42.8
Depreciation and amortization	(6.3)	(7.0)	(9.9)
Operating profit	4.5	0.6	656.4
Profit from associated companies	(0.6)	(0.3)	85.8
Financial net income (expense)	(1.0)	(2.4)	(56.8)
Amortization of goodwill	(0.8)	(0.8)	(1.2)
Consolidation adjustments	0.6	0.3	93.1
Extraordinary net income (expense)	(0.4)	0.1	c.s.
Income before taxes	2.3	(2.5)	c.s.
Income taxes	(0.8)	1.7	c.s.
Net income before minority interests	1.6	(0.9)	c.s.
Minority interests	1.7	3.3	(48.1)
Net income	3.3	2.5	32.6

Directories Business of Telefónica Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg.
Operating revenues	66.7	68.0	(1.9)
Internal expend capitalized in fixed assets (1)	0.0	0.0	0.0
Operating expenses	(52.3)	(56.2)	(7.0)
Other net operating income (expense)	(4.4)	(4.9)	(9.9)
EBITDA	10.0	6.9	45.3
Depreciation and amortization	(6.5)	(7.4)	(12.9)
Operating profit	3.6	(0.5)	c.s.
Profit from associated companies	(0.6)	(0.3)	85.8
Financial net income (expense)	(2.4)	(6.4)	(62.3)
Amortization of goodwill	(0.2)	(0.5)	(56.7)
Extraordinary net income (expense)	(0.4)	(0.0)	n.s
Income before taxes	0.0	(7.7)	c.s.
Income taxes	(0.8)	1.7	c.s.
Net income before minority interests	(0.7)	(6.1)	(87.8)
Minority interests	1.7	3.3	(49.6)
Net income	0.9	(2.7)	c.s.

(1) Including works in process.

CALL CENTERS BUSINESS

ATENTO

During the first quarter of 2003 the Atento Group continued to consolidate its position as a leading provider of contact center services to the Spanish and Portuguese speaking markets, focusing its efforts on strategic sectors and customers and on achieving operating excellence.

From a financial point of view, Atento Group operating revenues amounted to 122.5 million euros in the first quarter of 2003, 21.7% less than in the same period of 2002 due to the negative impact of exchange rates. Without this effect, revenues would have increased by 3.6%. With regard to the breakdown of revenues, mention should be made of the increase in revenues from customers outside the Telefónica Group and the bigger geographical diversity. Thus, as of March 31, the contributions made to total revenues by Spain and Brazil had fallen to 69% (75% as of March 31, 2002), and those made by other countries such as Japan, Mexico and Venezuela, had risen.

Operating expenses amounted to 109.0 million euros in the first three months of the year, 25.3% less than in the first quarter of 2002, due to the optimization of resources and the adjustments made to the platform sizing in response to market demand. These actions are reflected in the year-over-year decreases recorded under the subcontracts (-34.1%), supplies (-32.2%) and personnel expenses (-22.4%) categories. Like revenues, costs were affected by exchange rates (-4% adjusted for this effect).

As the result of the evolution of revenues and expenses, EBITDA totaled 13.6 million euros in the first quarter, representing an increase of 31.0% over the first quarter of 2002, giving a EBITDA margin of 11.1%, 4.5 percentage points more than in March 2002. As regards the variation in the breakdown of EBITDA, Spain contributed 40% of the total and Brazil 73% in the first quarter of 2002, whereas by March of this year this joint contribution had fallen to 61% as a result of the increased contribution from other operations such as Mexico, Venezuela, Colombia and Japan. Adjusted for the negative exchange rate effect, EBITDA would have registered an improvement of 101,1%.

The operating profit for the first quarter showed a year-on-year improvement of 98.2% (-0.2 million euros), due to the 40.6% decrease in amortization and depreciation (-14% excluding exchange rate variations) as a result of the degree of maturity achieved in the operations. If the exchange rate effect is eliminated, the operating profit would have increased by 103,7%.

At operating level, Atento Group had 25,558 positions in place at the end of the first quarter of 2003, as compared with 27,144 as of December 31, 2002, and 28,238 as of March 31, 2002. This decline in the number of positions in place is due to the closure of centers primarily in Spain and Brazil with the aim of achieving a return on installed capacity and increasing occupation.

The number of occupied positions as of March 31, 2003, was 18,575, representing a level of occupation of 79%, an increase of 4 percentage points over the same period of the previous year. The revenue per occupied position in the first three months of 2003 amounted to 2,223 euros, 13% less than in the same period of 2002 as a result of the exchange rate effect. Excluding the variation in exchange rates, the revenue per occupied position would have risen by 17%.

Finally, Capex as of March amounted to 2.4 million euros, 74.1% less than in the first quarter of 2002, in line with the Group's policy of platform optimization.

Atento Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - March
	2003	2002	% Chg.
Operating revenues	122.5	156.4	(21.7)
Operating expenses	(109.0)	(145.9)	(25.3)
Other net operating income (expense)	0.2	(0.1)	c.s.
EBITDA	13.6	10.4	31.0
Depreciation and amortization	(13.9)	(23.4)	(40.6)
Operating profit	(0.2)	(12.9)	(98.2)
Financial net income (expense)	(8.5)	(17.3)	(51.0)
Amortization of goodwill	(1.8)	(2.2)	(19.0)
Extraordinary net income (expense)	0.4	(1.1)	c.s.
Income before taxes	(10.1)	(33.5)	(69.9)
Income taxes	3.8	6.0	(37.2)
Net income before minority interests	(6.3)	(27.6)	(77.0)
Minority interests	0.0	0.4	(98.1)
Net income	(6.3)	(27.2)	(76.7)

ADDENDUM

COMPANIES INCLUDED IN EACH FINANCIAL STATEMENT

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply in line with legal considerations to what had been made clear adhering to the legal structure, are the following:

  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V. and Antena 3 de Televisión, S.A., which belongs to Telefónica de Contenidos, S.A. y Corporación Admira Media, S.A., respectively. Furthermore, the investment in Mediaways (currently Telefónica Deutschland), participated through a part of the year 2002 by Telefónica S.A., has been included in that fiscal year results of Telefónica Data Group for the maintenance of the presentation of the Group results according to a vision of business lines.

  Telefónica Holding Argentina, S.A. holds 26.82% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for those purposes, are considered belongs to Corporación Admira Media, consolidating 100% share capital of both companies. Likewise, Corporación Admira include in its results the participation of Telefónica de Contenidos in Pearson and Szena.

  In the case of Compañia de Telecomunicaciones de Chile, S.A. (CTC), participated by Telefónica Latinoamérica, the activities of the mobile telephony business in Chile has already been assigned to Telefónica Móviles, and the activity of data transmission to Telefónica Data.

  The activities of the data business in Brazil, participated by Telecomunicaciones Sao Paulo, S.A. -Telesp-, (dependent to Telefónica Latinoamérica), and by Telefónica Data, have been assigned to Telefónica Data in this presentation by business lines.

  In the case of Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica, the directories business (Telinver) has been assigned to the TPI Group, in line with our vision for the total Telefónica´s directories business.

  Following the agreement during the months of December 2001 and February 2002 with Iberdrola S.A., Telefónica S.A. acquired several participations in both fixed and cellular companies in Brazil. These participations were included in the year 2002 in the fixed line business in Latinoamérica and cellular business until its definitive contribution to them, according to the presentation of Telefónica results by global business lines.

KEY HOLDINGS OF THE TELEFÓNICA GROUP AND ITS SUBSIDIARIES

Telefónica, S.A.

% PART.
TELEFONICA DE ESPAÑA	100.00%
TELEFONICA MOVILES	92.44%
TELEFONICA DATA GLOBAL	100.00%
TELEFONICA LATINOAMERICA	100.00%
TPI	59.90%
TERRA LYCOS	38.58%
GRUPO ADMIRA MEDIA	100.00%
ATENTO	100.00%

Telefónica Móviles, S.A.

% PART.
TELEFONICA MOVILES ESPAÑA	100.00%
BRASILCEL (1)	50.00%
TCP ARGENTINA	97.93%
TEM PERU	97.97%
T. MOVILES MEXICO (2)	92.00%
TEM EL SALVADOR	90.30%
TEM GUATEMALA	100.00%
GROUP 3G ALEMANIA	57.20%
IPSE 2000 (ITALIA)	45.59%
3G MOBILE (AUSTRIA)	100.00%
3G MOBILE AG (SUIZA)	100.00%
MEDI TELECOM (MARRUECOS)	31.34%
TERRA MOBILE	80.00%
TELEFÓNICA MOBILE-SOLUTIONS	100.00%
MOBIPAY ESPAÑA	13.33%
MOBIPAY INTERNACIONAL	36.00%
T. MOV. APLIC. Y SOLUCIONES (CHILE)	100.00%

(1) Joint Venture witch consolidated by full integration the assets transfered by TEM (TeleSudeste, Celular CRT and TeleLeste Celular) and by Portugal Telecom (Telesp Celular Participaçoes and an additional stake in CRT Cellular).
(2) Telefónica Móviles México consolidates the North Mexican operators (Nortel, Bajacel, Movitel and Cedetel) and Grupo Pegaso Telecomunicaciones.

Telefónica Data Global

% PART.
TELEFONICA DATA ESPAÑA	100.00%
TELEFONICA SISTEMAS	100.00%
TELEFONICA DATA MEXICO	100.00%
TELEFONICA DATA COLOMBIA	99.99%
TELEFONICA EMPRESAS BRASIL	100.00%
TELEFONICA DATOS DE VENEZUELA	100.00%
TELEFONICA DATA PERU	97.07%
TELEFONICA DATA ARGENTINA	97.92%
TELEFONICA DATA CANADA	100.00%
TELEFONICA DATA USA	100.00%
KATALYX	100.00%
TWIS (1)	100.00%
FACTORIA DE CONTENIDOS DIGITALES (ART MEDIA)	100.00%
TELEFONICA DEUTSCHLAND	100.00%
ATLANET	34.00%

(1) Includes the participation in Emergia and International Data Network business.

Telefónica Publicidad e Información (TPI)

% PART.
GOODMAN BUSINESS PRESS	100.00%
TPI INTERNACIONAL	100.00%
PUBLIGUÍAS HOLDING (CHILE)	100.00%
TPI PERU	100.00%
11888 SERVICIOS CONSULTA TELEFONICA	100.00%
TPI BRASIL	51.00%
BUILDNET	97.59%

Telefónica Latinoamérica

% PART.
TELESP	87.42%
TELEFONICA DEL PERU	97.07%
TELEFONICA ARGENTINA	98.04%
TLD	98.00%
TELEFONICA CTC CHILE	43.64%
CAN TELÉFONOS VENEZUELA (CANTV)	6.92%

Telefónica de Contenidos and Admira Media Corp.

% PART.
ANTENA 3 TV	59.24%
TELEFE	100.00%
ENDEMOL	99.47%
PATAGONIK FILM GROUP	30.00%
LOLA FILMS	70.00%
TORNEOS Y COMPETENCIAS	20.00%
SERVICIOS DE TELEDISTRIBUCIÓN	100.00%
EUROLEAGUE	70.00%
AUDIOVISUAL SPORT	40.00%
TELEFONICA SPORT	100.00%
VIA DIGITAL	83.72%
TELEFONICA SERVICIOS AUDIOVISUALES	100.00%
PEARSON	4.85%
MEDIA PARK	7.40%
TICK TACK TICKET	47.50%
HISPASAT	13.23%

Terra Lycos

% PART.
LYCOS, INC	100.00%
TERRA NETWORKS PERU	99.99%
TERRA NETWORKS MEXICO	99.99%
TERRA NETWORKS USA	100.00%
TERRA NETWORKS GUATEMALA	100.00%
TERRA NETWORKS EL SALVADOR	99.99%
TERRA NETWORKS VENEZUELA	100.00%
TERRA NETWORKS BRASIL	100.00%
TERRA NETWORKS ARGENTINA	100.00%
TERRA NETWORKS ESPAÑA	100.00%
TERRA NETWORKS CHILE	100.00%
TERRA NETWORKS URUGUAY	100.00%
TERRA NETWORKS MAROCS	100.00%
TERRA NETWORKS HONDURAS	99.99%
TERRA NETWORKS COSTA RICA	99.99%
TERRA NETWORKS NICARAGUA	99.99%
TERRA NETWORKS CARIBE	99.98%
TERRA NETWORKS COLOMBIA	68.30%
IFIGENIA PLUS	100.00%
EDUCATERRA	100.00%
EMPLAZA	80.00%
A TU HORA	50.00%
AZELER AUTOMOCION	50.00%
R.U.M.B.O.	50.00%
UNO-E BANK	49.00%
ONE TRAVEL .COM	39.60%
AREMATE.COM	29.50%
TERRA MOBILE	20.00%

Atento Group

% PART.
ATENTO TELESERVICIOS ESPAÑA, S.A.	100.00%
ATENTO BRASIL, S.A.	100.00%
ATENTO DE GUATEMALA, S.A.	100.00%
ATENTO MEXICO	100.00%
TELEATENTEO DEL PERÚ, S.A.C.	99.12%
ATENTO CHILE, S.A.	83.08%
ATENTO MAROC, S.A.	100.00%
ATENTO EL SALVADOR, S.A. DE C.V.	100.00%

SIGNIFICANT EVENTS

  On April 30, 2003, the Board of Directors of Telefónica S.A. approved the sale of 25.1% of Antena 3 de Televisión to Planeta Group.
This operation, which according to the offer made by Planeta Group, values 100% of Antena 3 de Televisión at 1,450 million euros, is part of the divestment of Antena 3 TV being carried out by Telefónica to comply with Private Television legislation and is within the framework of agreements adopted at the last Telefónica General Shareholders’ Meeting.

Both the distribution of this dividend in kind and the sale operation approved by the Board of Directors are subject to the resolutory condition that the shares of Antena 3 de Televisión be admitted for trading on the Spanish stock market.

The sale of 25.1% of the shares of the audiovisual company to Planeta Group is subject to the suspensive condition that the administrative authorisation envisaged in Private Television Law 10/88 is obtained together with the authorisation of the Spanish Anti-Trust Authorities.

  On April 25, 2003, Brasilcel, which operates under the single brand name Vivo, has finalized the acquisition of 61.10% of the ordinary shares with voting rights of Brazilian cellular company Tele Centro Oeste Celular Participaçoes, S.A., (TCO), having fulfilled the conditions to which the transaction was subject. The acquisition has been carried out through Telesp Celular Participaçoes, S.A.
Now that the acquisition of this shareholding has been completed, Telesp Celular Participações, S.A. will launch a takeover bid to acquire up to 100% of the remaining TCO ordinary shares with voting rights, in accordance with Brazilian legislation

  On April 11, 2003, the Annual General Shareholders´ Meeting approved by a sufficient majority of capital all the draft resolutions submitted by the Board of Directors for deliberation and vote by the Company in General Meeting. The General Meeting approved the reduction in share capital by means of the redemption of own shares representing approximately two percent of the share capital.
The General Meeting approved the cash distribution of 0.25 euros per share to each share of the Company in circulation, payable in two installments, one, of 0.13 euros per share, on July 3rd, 2003 and the other, of 0.12 euros per share, payable on October 15th, 2003.

The General Meeting also approved a distribution in kind consisting of the transfer to the shareholders of the Company of shares representing up to thirty percent of the share capital of Antena 3 de Televisión, S.A.

  On April 8, 2003, Vivo was launching as a unified brand name for the joint venture between Telefónica Móviles and Portugal Telecom’s Brazilian mobile telephony operators, and which will be used by all the companies comprising this joint venture.

  On April 7, 2003, Telefónica Móviles, T-Mobile International and TIM (Telecom Italia Mobile) announced a cooperation to set up an alliance to provide their customers with a unified and superior offering of products and services in all the countries where the three operators are present, thereby strengthening their ability to compete in cross-border markets. Another aim of the alliance would be to join forces to obtain synergies and economies of scale.
The cooperation covers nearly 162 million customers in Europe, the Americas and the Mediterranean Basin, potentially creating the world’s largest customer base, with an addressable market of more than 1.000 million mobile telephone users. The three operators intend to cooperate in several key areas, including the development of joint services in roaming, voice, data and mobile internet; the rollout of joint multinational marketing offers, and development of handsets, all of which would be for the benefit of their customers throughout the world. The alliance will be open to the possible incorporation of other world mobile operators.

  On March 24, 2003, Telefónica Publicidad e Información, S.A. announced the payment to the holders of its currently outstanding shares a dividend of 40,154,354.54 euros related to 2002 full year results. The amount to be paid per share is 0.10904566 euros.

  On February 26, 2003, the Board of Directors of the company approved the first Corporate Governance Report of Telefónica. This report shows the different measures taken by Telefónica to apply new national and international standards aimed at improving the quality and transparency of corporate management.
The report details the individual compensation of each board member. It also increases transparency by including a commitment to publish this remuneration every year in the company’s annual report. In addition, the board of directors has decided that the general meeting of shareholders—as the company’s most senior representative body—should control and set the maximun amount of this compensation.

  On April 1, 2003, the General Shareholders´ Meeting approved the payment of a dividend of 0.175 euros, charged to additional paid-in capital. Such dividend would be payable along June 2003.

CHANGES TO THE PERIMETER AND ACCOUNTING CRITERIA OF CONSOLIDATION

In the period ending 31 March 2003, the following changes have occurred in the consolidation perimeter.

TELEFÓNICA

  Thanks to the change in legal conditions governing the ownership of stock in television franchisees and after exercising existing option rights, Telefónica Group acquired 19,532,625 shares of Antena 3 de Televisión, S.A. from Banco Santander Hispano, S.A. for 117.65 million euros, representing 11.72% of the share capital. After this transaction, Telefónica Group had a 59.24% stake in the capital of Antena 3 T.V. The company, which in 2002 was consolidated on the financial statements of Telefónica Group using the equity method, was included in the current period using the full consolidation method.

  In January, the Mexican company Fisatel Mexico, S.A. de C.V. was incorporated with an initial share capital of 5 million Mexican pesos, comprising 500 shares of 100 mexican pesos each. Later, the company increased capital by 4.95 million mexican pesos. Telefónica Group subscribed all of the shares that made up the capital of the new company. The company was incorporated at its acquisition cost because its activity had not begun.

TELEFÓNICA DATACORP GROUP

  The U.S. companies Katalyx Food Service, Llc; Katalyx Sip, Llc; Katalyx Cataloguing, Inc; and Katalyx Construction, Inc; all of them 100% subsidiaries of the company Katalyx, Inc, and included in the subgroup Telefónica Soluciones, were liquidated. These companies, which in 2002 were integrated into the consolidation perimeter of Telefónica Group using the full consolidation method, have caused a drop in the perimeter.

TELEFONICA DE CONTENIDOS GROUP

  Telefónica de Contenidos, S.A. sold 100% of the Spanish company Famosos, Artistas, Músicos y Actores, S.A.U. (FAMA), which caused a negative result for Telefónica Group of 1.06 million euros. The company, which in 2002 was shown in the consolidated financial statements of Telefónica Group using the full consolidation method, caused a drop in the consolidation perimeter.

  The Dutch company Fieldy, B.V. and the American company Líderes Entertainment Group, Inc, in which Telefónica de Contenidos holds 51% and 49% of the capital, respectively, based on management criteria, went on to be recorded in the accounts of Telefónica Group at their acquisition cost.

TPI GROUP

  Telefónica Publicidad e Información, S.A. formed the Spanish company 11888 Servicios Consulta Telefónica, S.A., by incorporating and paying in full the initial share capital, 60,000 euros. The new company was included in the Telefónica Group consolidated financial statements using the full consolidation method.

TERRA LYCOS GROUP

  In December 2002, the dissolution of the Spanish company Bumeran Participaciones, S.L., 84.2% of which was held, was approved. Thus, this company was consolidated using the equity method starting on 1 January 2003 (in 2002 it was incorporated in the consolidation perimeter of Telefónica Group using the full consolidation method).

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and includestatements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator

For additional information, please contact.

Investor Relations
Gran Vía, 28 Tel: +34 91 584 4700
28013 Madrid (Spain) Fax: +37 91 531 9975
Email:
ezequiel.nieto@telefonica.es www.telefonica.com/ir
dmaus@telefonica.es
dgarcia@telefonica.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 14th, 2003	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer